FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HANG SENG BANK LIMITED
2013 RESULTS - HIGHLIGHTS

• Attributable profit up 38% to HK$26,678m (HK$19,327m in 2012). Excluding the Industrial Bank reclassification, attributable profit up 19%.

• Profit before tax up 30% to HK$28,496m (HK$21,994m in 2012). Excluding the Industrial Bank reclassification, profit before tax up 19%.

  •    Operating profit up 19% to HK$18,410m (HK$15,487m in 2012).

• Operating profit excluding loan impairment charges up 19% to HK$18,946m (HK$15,873m in 2012).

• Return on average shareholders' funds of 25.4% (22.8% in 2012). Excluding the Industrial Bank reclassification, return on average shareholders' funds of 17.6% (17.1% in 2012).

• Assets up 6% to HK$1,143.7bn (HK$1,077.1bn at 31 December 2012).

• Earnings per share up 38% to HK$13.95 per share (HK$10.11 per share in 2012). Excluding the Industrial Bank reclassification, earnings per share up 19% to HK$8.98 per share.

• Fourth interim dividend of HK$2.20 per share; total dividends of HK$5.50 per share for 2013 (HK$5.30 per share in 2012).

•    Total capital ratio of 15.8%. Common equity tier 1 ('CET1') and tier 1 capital ratios both 13.8% at 31 December 2013 under Basel III; (capital adequacy ratio of 14.0% and core capital ratio of 12.2% at 31 December 2012 under Basel
      II).

• Cost efficiency ratio of 32.4% (34.9% in 2012).

Industrial Bank Co., Ltd. ('Industrial Bank') reclassification

Reported results for 2013 include a non-distributable accounting gain on the reclassification of Industrial Bank from an associate to a financial investment of HK$8,454m before tax (HK$9,517m attributable profit). Reported results for 2012, when the investment in Industrial Bank was equity-accounted for, include share of profit from Industrial Bank of HK$5,199m before tax (HK$4,855m attributable profit). Figures quoted as 'excluding the Industrial Bank reclassification' have been adjusted for the above items.

Comparative figures have been restated to reflect the adoption of the Hong Kong Accounting Standard 19 'Employee Benefits', details of which are set out on page 67.

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'. The abbreviations 'HK$m' and 'HK$bn' represent millions and billions of Hong Kong dollars respectively.

Contents

The financial information in this news release is based on the audited consolidated financial statements of Hang Seng Bank Limited ('the bank') and its subsidiaries ('the group') for the year ended 31 December 2013.

1          Highlights of 2013 Results
2          Contents
4          Chairman's Comment
5          Chief Executive's Review
7          Results Summary
10        Segmental Analysis
16        Consolidated Income Statement
17        Consolidated Statement of Comprehensive Income
18        Consolidated Balance Sheet
19        Consolidated Statement of Changes in Equity
21        Consolidated Cash Flow Statement
22        Financial Review
22        Net interest income
24        Net fee income
25        Net trading income
26        Net income from financial instruments designated at fair value
26        Other operating income
27        Analysis of income from wealth management business
28        Analysis of insurance business income
29        Loan impairment charges
30        Operating expenses
31        Gains less losses from financial investments and fixed assets
31        Net gain on reclassification of Industrial Bank Co., Ltd. ('Industrial Bank') and Yantai Bank Co., Ltd. ('Yantai Bank')
32        Gain on disposal of a subsidiary
32        Tax expense
33        Earnings per share
33        Dividends per share
33        Segmental analysis
36        Analysis of assets and liabilities by remaining maturity
38        Cash and balances with banks
38        Placings with and advances to banks
39        Trading assets
40        Financial assets designated at fair value
41        Loans and advances to customers
41        Loan impairment allowances against loans and advances to customers
42        Impaired loans and advances to customers and allowances
43        Overdue loans and advances to customers
44        Rescheduled loans and advances to customers
44 Segmental analysis of loans and advances to customers by geographical area
                45        Gross loans and advances to customers by industry sector
                47        Financial investments
49 Amounts due from/to immediate holding company and fellow subsidiary companies
50 Interest in associates
               50        Intangible assets
               50        Other assets
               51        Current, savings and other deposit accounts
               51        Certificates of deposit and other debt securities in issue
               52        Trading liabilities
               52        Other liabilities
               53        Subordinated liabilities
               54        Shareholders' funds
               55        Capital management
               60        Liquidity ratio
               61        Reconciliation of cash flow statement
               62        Contingent liabilities, commitments and derivatives
65 Statutory accounts and accounting policies
               67        Comparative figures
68 Change in accounting treatment for Industrial Bank Co., Ltd. and Yantai Bank Co., Ltd.
               69        Property revaluation
           70        Foreign currency positions
           71        Ultimate holding company
           71        Register of shareholders
           71        Code on corporate governance practices
           72        Board of Directors
           72        News release

Comment by Raymond Ch'ien, Chairman

Hang Seng Bank returned solid results for 2013. We capitalised on early signs of a return to greater stability in the global economy by continuing to emphasise service excellence while further leveraging our competitive strengths.

Building on the strong platform provided by our extensive cross-border network, trusted brand and market insight, we enhanced operational efficiency, service convenience and product choice for customers.

Profit attributable to shareholders was HK$26,678m - an increase of 38% compared with 2012. Earnings per share also rose by 38% to HK$13.95. Excluding the Industrial Bank reclassification, profit attributable to shareholders and earnings per share both increased by 19% to HK$17,161m and HK$8.98 respectively.

Return on average shareholders' funds was 25.4%, compared with 22.8% last year. Excluding the Industrial Bank reclassification, return on average shareholders' funds was 17.6%, compared with 17.1% in 2012.

The Directors have declared a fourth interim dividend of HK$2.20 per share. This brings the total distribution for 2013 to HK$5.50 per share - up from HK$5.30 in 2012. We remain committed to a dividend policy that reflects a good balance between annual distributions and investment for future growth.

Economic environment

The global economic environment improved in 2013. The US economy expanded at a moderate pace, supported by indications of a recovery in the housing market. Conditions in the eurozone stabilised, with the region returning to economic growth in the second quarter, following an 18-month recession.

Favourable labour market conditions in Hong Kong underpinned consumer spending, supporting steady GDP growth of 3% for the first three quarters of the year. Trade activity, however, remained weak with the improvement in the global economy yet to be reflected in export demand. Private consumption remains the key economic driver and we expect 2013 full-year growth of 3%.

Mainland China's economy grew by 7.7% in 2013 - the same as in 2012, above the official target of 7.5%. The government's selective stimulation policies supported domestic consumption and investment, with real GDP expanding by 7.8% in the second half of the year - up from 7.6% in the first half. Economic challenges will persist in 2014, but domestic drivers should remain resilient and we expect real GDP growth of 7.6% for the year.

Asia will generally benefit from the recovery in the international economy, although the reduction of quantitative easing measures in the US will continue to create some challenges and uncertainty in the region. Closer economic integration in the Greater China region and Hong Kong's position as a primary centre for offshore renminbi financial services will open up new avenues for business.

We will take full advantage of new opportunities and maintain our strong position in our core business by continuing with our strategic plan for sustainable growth.

Review by Rose Lee, Vice-Chairman and Chief Executive

Hang Seng Bank made good progress with its customer-driven strategy to achieve solid results in 2013.

Profit attributable to shareholders increased by 38% compared with 2012 to HK$26,678m and return on average shareholders' funds was up 2.6 percentage points at 25.4%. Excluding the Industrial Bank reclassification, attributable profit rose by 19% and return on average shareholders' funds was 17.6%.

International economic conditions improved, but market competition remained strong as banks sought to capitalise on the upturn in investor sentiment and a more positive outlook among businesses in the region.

We continued to invest in technology, service channels and our branch network to deepen existing customer relationships and acquire new clients in target segments. Along with more effective cross-selling and other revenue diversification initiatives, this supported a 10% rise in net interest income and a 27% increase in non-funds income. Our strong product development capabilities facilitated a swift response to improvement in the investment environment, driving a 15% rise in total wealth management income.

Our extensive southern China network and deep market knowledge reinforced our position as a leading provider of cross-border and offshore renminbi-related services. In November, we became the first local financial institution in Hong Kong to launch a Renminbi Qualified Foreign Institutional Investor exchange-traded fund.

Enhancements to Hang Seng Bank (China) Limited's service delivery infrastructure include two sub-branch openings and the commencement of operations at Qianhai sub-branch. In July, we extended our business scope as one of the first foreign banks permitted to distribute domestic investment funds in mainland China.

Hang Seng's profit before tax rose by 30% to HK$28,496m. Excluding the Industrial Bank reclassification, profit before tax increased by 19% to HK$20,042m.

Net interest income grew by HK$1,658m to HK$18,604m, supported by the 8% increase in average interest-earning assets and a 4-basis-point improvement in net interest margin to 1.89%. Effective balance sheet management and the successful acquisition of new customers drove growth of 9% in lending and 6% in deposits.

Non-interest income rose by HK$2,023m to HK$9,458m, representing 33.7% of total operating income, compared with 30.5% in 2012.

With the 15% growth in net operating income before loan impairment charges outpacing the 7% rise in operating expenses, our cost efficiency ratio improved to 32.4% - down 2.5 percentage points compared with 2012.

On 31 December 2013, our total capital ratio under Basel III was 15.8% and our common equity tier 1 ratio was 13.8%.

Managing for sustainable growth

In a rapidly changing economic and regulatory environment, our strategic priorities are designed to uphold service excellence and drive the sustainable growth of our business. We will maintain our customer-focused approach and capitalise on our competitive strengths to reinforce our position as Hong Kong's leading domestic bank and a major provider of cross-border services as economic integration in the Greater China region increases.

Backed by our deeply rooted knowledge of local markets, good cross-border connectivity and trusted brand, we are well placed to benefit from ongoing financial liberalisation on the Mainland and initiatives to internationalise the renminbi. We will strengthen our mainland operational infrastructure and service delivery channels and step up collaborative and cross-referral initiatives to capture increased cross-border capital and trade flows. Earlier this month, we opened a Chengdu Branch and Shanghai Free Trade Zone sub-branch. We will continue to expand our market coverage by setting up more outlets in strategic locations.

We will enhance the end-to-end service experience for customers by making further investments in analytics, our branch network and other service delivery channels as well as in growing the skills and knowledge of staff.

Upholding high corporate governance and risk management standards remains central to our corporate value and in shaping our business for sustainable growth.

Building long-term relationships with customers, business partners and our local communities is a vital part of our ongoing success. Our commitment to helping society to prosper and flourish includes active participation in a diverse range of corporate responsibility activities.

I wish to thank our staff for their invaluable contributions to our achievements in 2013. Their dedication will ensure that we will continue to deliver service excellence to our customers and achieve optimal return for our shareholders.

Results summary

Hang Seng Bank Limited ('the bank') and its subsidiaries ('the group') reported a profit attributable to shareholders of HK$26,678m for 2013, up 38.0% compared with 2012. Earnings per share were up by 38.0% to HK$13.95. The attributable profit for the year included the HK$9,517m non-distributable accounting gain on the reclassification of Industrial Bank Co., Ltd. ('Industrial Bank').

Operating profit excluding loan impairment charges grew by HK$3,073m, or 19.4%, to HK$18,946m. This solid result was achieved as a result of our effective execution of the group's balanced growth strategy, which produced solid increases in operating profit across core businesses. Operating expenses rose, but to a lesser amount than the strong growth in income.

Net interest income grew by HK$1,658m, or 9.8%, to HK$18,604m, driven by the increase in average interest-earning assets and the widening of the net interest margin. The bank's successful efforts to expand and diversify lending and attract new deposits drove growth in both average loan and deposit balances. Net interest income also benefited from the increased return on the life insurance investment funds portfolio. Net interest margin and net interest spread both improved by four basis points to 1.89% and 1.77% respectively when compared with 2012. Loan spreads in Hong Kong improved, mainly in term lending. These improvements were partly offset by the compression of spreads in the trade-related lending business. Deposit spread also improved, benefitting from lower funding cost. The bank's continued efforts to enhance the deployment of renminbi ('RMB') funds also contributed to the improvement in net interest income and net interest margin. However, loan and deposit spreads in mainland China narrowed, reflecting an increase in market competition following the liberalisation of interest rate regulations during the year.

Net fees and commissions grew across core business lines to rise by HK$801m, or 15.7%, to HK$5,887m. Improved market sentiment increased customer appetite for investment, leading to a 37.0% rise in retail investment funds income and growth of 14.0% in stockbroking and related services income. Insurance agency-related fee income rose by 20.2%, reflecting an increase in non-life insurance products distribution commissions, with a decrease in non-life insurance underwriting profit following the disposal of the general insurance manufacturing business in the second half of 2012. Credit card, trade-related and remittance businesses also performed well to record fee income increases of 14.9%, 7.5% and 15.6% respectively.

Net trading income was broadly in line with 2012 at HK$2,045m. Dealing profits fell slightly by HK$70m, or 3.3%, to HK$2,052m. Foreign exchange revenues were lower as increased revenue from greater customer activity and higher demand for foreign exchange-linked structured treasury products - particularly renminbi-linked structured products - was more than offset by lower income from funding swap activities.

Dividend income increased significantly from HK$17m in 2012 to HK$1,014m, due mainly to the dividend received from Industrial Bank.

Income from insurance business (included under 'net interest income', 'net fee income', 'net trading income', 'net income from financial instruments designated at fair value', 'net earned insurance premiums', 'movement in present value of in-force long-term insurance business' and 'other' within 'other operating income', 'share of profits from associates', and after deducting 'net insurance claims incurred and movement in policyholders' liabilities') grew by HK$360m, or 10.8%, to HK$3,686m. Net interest income and fee income from the life insurance business increased by 6.6% as the size of the life insurance funds investment portfolio grew, reflecting net inflows from new and renewal life insurance business. The investment return on the life insurance funds investment portfolio rose, benefitting from fair value gains on investment properties. To the extent that these investment returns were attributed to policyholders of unit-linked life insurance policies, there was an offsetting movement reported under 'net insurance claims incurred and movement in policyholders' liabilities'. The movement in present value of in-force long-term insurance business rose by 46.6%, representing mainly the combined effect of the increase in volume of new life insurance business written during the year and the updated actuarial assumptions.

Operating expenses rose by HK$595m, or 7.0%, to HK$9,103m, reflecting continued investment in new business platforms and mainland operations to support long-term growth. Staff costs rose by 4.1%, reflecting the annual salary increment and increased headcount. General and administrative expenses rose by 12.5%, due mainly to higher rental expenses, processing charges and marketing expenditure. Mainland-related operating expenses increased by 7.6%, attributable mainly to the ongoing business expansion of Hang Seng China.

The cost efficiency ratio improved compared with 2012 as a result of the bank's efforts to optimise operational efficiency while maintaining growth momentum. With the 15.1% increase in net operating income before loan impairment charges outpacing the rise in operating expenses, the cost efficiency ratio improved by 2.5 percentage points to 32.4%.

Loan impairment charges rose by HK$150m, or 38.9%, to HK$536m, largely due to the increase in impairment charges for credit card and personal loan portfolios, reflecting updated assumptions used in collective assessment models. Charges for individually assessed impairments recorded a moderate increase due to lower releases in 2013.

Operating profit rose by HK$2,923m, or 18.9%, to HK$18,410m.

Profit before tax grew by 29.6% to HK$28,496m after taking the following major items into account:

• a HK$8,454m gain on the reclassification of Industrial Bank in January 2013 and a HK$297m loss on the reclassification of Yantai Bank in December 2013;
• a HK$355m decrease in gain on the disposal of a subsidiary - specifically, the gain of HK$355m arising from the disposal of the group's general insurance manufacturing business in 2012;
• a 53.1% (or HK$412m) increase in net surplus on property revaluation; and
• an 89.6% (or HK$4,819m) reduction in share of profits from associates, mainly reflecting the reclassification of Industrial Bank as a financial investment.

Consolidated balance sheet and key ratios

Total assets rose by HK$66.6bn, or 6.2%, to HK$1,143.7bn. The group continued to pursue a balanced growth strategy in managing its assets and liabilities, and achieved stable growth in both loans and deposits. Loans and advances to customers increased by HK$50.1bn, or 9.3%, to HK$586.2bn, underpinned mainly by growth in the commercial and corporate lending businesses. Against a backdrop of reduced activity and government measures in the property sector, the group maintained its strong position in residential mortgages and reported growth of 4.9% compared with the end of 2012. Trade-related lending achieved modest growth against last year end, reflecting the bank's continued effort to deepen customer relationships. Customer deposits, including certificates of deposit and other debt securities in issue, increased by HK$50.9bn, or 6.2%, to HK$869.7bn. At 31 December 2013, the advances-to-deposits ratio was 67.4%, compared with 65.5% at 31 December 2012.

At 31 December 2013, shareholders' funds (excluding proposed dividends) were HK$103.6bn, an increase of HK$15.1bn, or 17.0%. Retained profits rose by HK$19.0bn, mainly reflecting the 2013 profit (including the accounting gain on Industrial Bank) after the appropriation of interim dividends during the year. The premises revaluation reserve increased by HK$1.1bn, or 8.1%, due to the increase in fair value of the bank's premises. The available-for-sale investment reserve recorded a deficit of HK$1.6bn, compared with a surplus of HK$0.2bn at the end of 2012, mainly reflecting the revaluation deficit on the bank's investment in Industrial Bank. Other reserves decreased by HK$3.2bn compared with last year end, reflecting the recycling of the cumulative foreign exchange and other reserves of Industrial Bank and Yantai Bank to retained profits as a result of their reclassification.

The return on average total assets was 2.4% (1.9% for 2012). The return on average shareholders' funds was 25.4% (22.8% for 2012). Excluding the Industrial Bank reclassification, return on average total assets was 1.5%, compared with 1.4% for 2012. On the same basis, return on average shareholders' funds was 17.6%, compared with 17.1% a year earlier.

On 1 January 2013, the Hong Kong Monetary Authority ('HKMA') implemented the first phase of the Basel III capital framework. The capital disclosures reported for the end of December 2013 under Basel III are therefore not directly comparable with the disclosures reported for the end of December 2012, which were prepared on a Basel II basis. Under Basel III, the totalcapital ratio was 15.8% at 31 December 2013 and both the common equity tier 1 and tier 1 capital ratios stood at 13.8%. At 31 December 2012, the total capital adequacy ratio and core capital ratio were 14.0% and 12.2% respectively as calculated on a Basel II basis.

The bank continued to maintain liquidity at a comfortable level. The average liquidity ratio for 2013 was 34.9% (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance) compared with 36.9% for 2012.

Dividends

The Directors have declared a fourth interim dividend of HK$2.20 per share, which will be payable on 27 March 2014 to shareholders on the register as of 12 March 2014. Together with the interim dividends for the first three quarters, the total distribution for 2013 will be HK$5.50 per share.

Segmental analysis

	Hong Kong & other businesses

	Retail Banking	Corporate and				Mainland	Inter-
	and Wealth	Commercial				China	segment
Figures in HK$m	Management	Banking	Treasury	Other	Total	business	elimination	Total

Year ended
31 December 2013

Net interest income/(expense)	9,959	5,777	1,630	(221)	17,145	1,459	__	18,604
Net fee income/(expense)	3,849	1,802	(6)	144	5,789	98	__	5,887
Net trading income/(loss)	300	505	1,123	(14)	1,914	131	__	2,045
Net income/(loss) from financial
instruments designated at fair
value	350	(5)	__	__	345	__	__	345
Dividend income	__	7	__	1,007	1,014	__	__	1,014
Net earned insurance premiums	9,925	80	__	__	10,005	__	__	10,005
Other operating income	1,612	39	1	334	1,986	7	(57)	1,936
Total operating income	25,995	8,205	2,748	1,250	38,198	1,695	(57)	39,836
Net insurance claims
incurred and movement
in policyholders' liabilities	(11,702)	(72)	__	__	(11,774)	__	__	(11,774)
Net operating income before
loan impairment charges	14,293	8,133	2,748	1,250	26,424	1,695	(57)	28,062
Loan impairment charges	(482)	(46)	__	__	(528)	(8)	__	(536)
Net operating income	13,811	8,087	2,748	1,250	25,896	1,687	(57)	27,526
Operating expensesW	(5,315)	(1,828)	(308)	(230)	(7,681)	(1,479)	57	(9,103)
Impairment loss on intangible assets	(11)	(2)	__	__	(13)	__	__	(13)
Operating profit	8,485	6,257	2,440	1,020	18,202	208	__	18,410
Gains less losses from financial
investments and fixed assets	(1)	4	1	176	180	(1)	__	179
Gain on reclassification of Industrial Bank	----	----	----	----	----	8,454	----	8,454
Loss on reclassification of Yantai Bank	----	----	----	----	----	(297)	----	(297)
Net surplus on property
revaluation	__	__	__	1,188	1,188	__	__	1,188
Share of profits from associates	455	2	__	__	457	105	__	562
Profit before tax	8,939	6,263	2,441	2,384	20,027	8,469	__	28,496
Share of profit before tax	31.4%	22.0%	8.6%	8.3%	70.3%	29.7%	__	100.0%
Share of profit before tax as a % of Hong Kong & other businesses	44.6%	31.3%	12.2%	11.9%	100.0%

Operating profit excluding loan
impairment charges	8,967	6,303	2,440	1,020	18,730	216	__	18,946

WDepreciation/amortisation
included in operating
expenses	(49)	(30)	(3)	(695)	(777)	(98)	__	(875)

At 31 December 2013

Total assets	309,758	329,252	308,783	104,027	1,051,820	118,476	(26,566)	1,143,730
Total liabilities	650,309	221,964	57,195	16,924	946,392	108,495	(18,935)	1,035,952
Interest in associates	2,022	10	__	__	2,032	30	__	2,062
Non-current assets acquired
during the year	1,734	26	1	3,359	5,120	108	__	5,228

	Hong Kong & other businesses

	Retail Banking	Corporate and				Mainland	Inter-
	and Wealth	Commercial				China	segment
Figures in HK$m	Management	Banking	Treasury	Other	Total	business	elimination	Total

Year ended
31 December 2012 (restated)

Net interest income/(expense)	8,761	5,289	1,676	(328)	15,398	1,548	__	16,946
Net fee income/(expense)	3,310	1,566	(28)	141	4,989	97	__	5,086
Net trading income/(loss)	527	446	988	(12)	1,949	114	__	2,063
Net (loss)/income from financial
instruments designated at fair
value	381	(5)	__	__	376	__	__	376
Dividend income	__	7	__	10	17	__	__	17
Net earned insurance premiums	10,776	171	__	__	10,947	__	__	10,947
Other operating income	948	31	__	239	1,218	15	(52)	1,181
Total operating income	24,703	7,505	2,636	50	34,894	1,774	(52)	36,616
Net insurance claims
incurred and movement
in policyholders' liabilities	(12,120)	(115)	__	__	(12,235)	__	__	(12,235)
Net operating income before
loan impairment charges	12,583	7,390	2,636	50	22,659	1,774	(52)	24,381
Loan impairment (charges)/
releases	(375)	51	1	__	(323)	(63)	__	(386)
Net operating income	12,208	7,441	2,637	50	22,336	1,711	(52)	23,995
Operating expenses W	(4,835)	(1,758)	(276)	(316)	(7,185)	(1,375)	52	(8,508)
Operating profit	7,373	5,683	2,361	(266)	15,151	336	__	15,487
Gains less losses from financial
investments and fixed assets	__	(3)	__	(1)	(4)	(1)	__	(5)
Gain on disposal of a subsidiary	187	168	__	__	355	__	__	355
Net surplus on property
revaluation	__	__	__	776	776	__	__	776
Share of profits from associates	291	2	__	__	293	5,088	__	5,381
Profit before tax	7,851	5,850	2,361	509	16,571	5,423	__	21,994
Share of profit before tax	35.7%	26.6%	10.7%	2.3%	75.3%	24.7%	__	100.0%
Share of profit before tax as a % of Hong Kong & other businesses	47.4%	35.3%	14.2%	3.1%	100.0%

Operating profit excluding loan
impairment charges	7,748	5,632	2,360	(266)	15,474	399	__	15,873

W Depreciation/amortisation
included in operating
expenses	(45)	(26)	(4)	(691)	(766)	(111)	__	(877)

At 31 December 2012

Total assets	292,217	289,667	326,257	63,480	971,621	125,232	(19,757)	1,077,096
Total liabilities	621,266	197,590	47,163	38,295	904,314	95,146	(14,687)	984,773
Interest in associates	1,644	8	__	__	1,652	23,003	__	24,655
Non-current assets acquired during the year	57	27	1	167	252	107	__	359

Retail Banking and Wealth Management ('RBWM') in Hong Kong reported a 13.9% increase in profit before tax to HK$8,939m. Excluding the disposal gain arising from the sale of the general insurance manufacturing business in 2012, profit before tax was up 16.6%. Operating profit excluding loan impairment charges rose by 15.7% to HK$8,967m.

Net interest income grew by 13.7% to HK$9,959m, supported by growth in unsecured lending and the insurance business. Amid keen market competition, RBWM adopted a tailored pricing strategy to attract new funds from the affluent customer segment and customer deposits grew by 3.8% compared with the end of 2012. Leveraging our strong balance sheet, we increased customer lending by 4.2%.

Non-interest income grew by 13.4% to HK$4,334m, due mainly to the 16.3% increase in net fee income to HK$3,849m. The successful execution of multiple initiatives to further enhance wealth management capabilities drove a 17.8% rise in wealth management income to HK$6,242m.

The unsecured lending business remained as a strong revenue driver, with total revenue rising by 7.6%. Total credit cards in circulation rose by 5.0% to 2.46 million and we were the third largest card issuer of VISA and MasterCard. Supported by effective marketing campaigns and our quality credit card customer base, card spending and receivables grew by 12.9% and 5.3% respectively. The personal loan portfolio grew by 12.9% compared with a year earlier to HK$6,632m.

Against a backdrop of reduced activity and tighter government measures in the property sector, we used our one-stop service proposition and diverse range of sales channels to sustain residential mortgage business momentum. We maintained our number-three market position, with an average market share of 16.0% in terms of new mortgage registrations. The residential mortgage portfolio grew by 3.6% year on year and there was modest growth in the yield.

With improved investor sentiment and increased stock market activity, we achieved a 23.2% increase in investment services income to HK$2,849m - driven largely by the 42.8% rise in turnover of retail investment funds and the 21.6% increase in turnover of securities services. Achievements in meeting growing customer demand for renminbi-related retail investment products included becoming the first local financial institution to launch a Renminbi Qualified Foreign Institution Investor exchange-traded fund (ETF) - the Hang Seng China A Industry Top Index ETF.

Total operating income from the insurance business was up 13.5% at HK$3,393m. Our customer driven products and promotional offers helped us grow annualised new life insurance premiums by 15.6% and total life insurance policies in-force by 3.6%. Steps to enrich our medical protection product suite included the launch of PreciousLife Critical Illness Life Insurance.

We responded to the growing demand for high quality and personalised wealth management solutions by continuing to develop strong value propositions and further enhance our service channels. This supported solid year-on-year growth in the number of Prestige and Preferred Banking customers. We expanded our number of Prestige and Preferred Banking Centres to 12. Targeting busy professionals and the young affluent customer segment, we introduced an innovative multimedia service concept with the opening of two 'iPoint' sales and service outlets in Central and Causeway Bay MTR stations.

Other technology-driven service enhancements in 2013 included the launch of our 'iPower' platform in April, which offers customers the option to manage their investment funds portfolio online and enjoy attractive subscription offers.

Corporate and Commercial Banking ('CNC') in Hong Kong reported profit before tax of HK$6,263m - up 7.1% compared with a year earlier. Excluding the gain arising from the disposal of the general insurance manufacturing business in 2012, profit before tax was up 10.2%.Operating profit excluding loan impairment charges increased by 11.9% to HK$6,303m.

Net interest income rose by 9.2% to HK$5,777m. Despite strong competition, we grew customer deposits and customer loans by 11.7% and 11.4% respectively. Commercial loans increased by 13.5% and trade finance was up 8.9%.

Non-interest income increased by 12.1% to HK$2,356m. Net fee income and net trading income grew by 15.1% and 13.2% to HK$1,802m and HK$505m respectively.

Investment services income rose by 22.1%, due mainly to the increase in revenue from investment fund sales and stockbroking. Foreign exchange and treasury income grew by 13.2% as our renminbi structured foreign exchange products were well-received by the market.

Through targeted marketing campaigns, we captured more cross-border fund flows to achieve a 27.8% rise in income from remittances.

We were successful in attracting and retaining new quality SME customers. Mainland companies represented 51% of newly acquired customers in 2013 - up from 41% in 2012. New customers were the primary drivers of growth in SME customer deposits and the 20.5% increase in non-interest income from SME business. Service initiatives targeting high-value SME customers included launching the 'UpBiz' Integrated Account with a designated trade advisory team and relationship managers, and rolling out the Hang Seng UnionPay RMB Diamond Commercial Card. We also opened two new Business Banking Centres in Sheung Shui and Kwun Tong and upgraded our Business Mobile Banking platform to enable payment authorisations and fund transfers to registered third parties.

Our support for SMEs continued to enjoy independent recognition. Awards received during 2013 include an 'SME's Best Partner Award' from the Hong Kong General Chamber of Small and Medium Business for the eighth consecutive year.

Innovative new trade and supply chain solutions - including pre-delivery receivable financing under vendor-managed inventory - helped us win the 'Hong Kong Domestic Trade Finance Bank of the Year' award from Asian Banking & Finance for the second consecutive year.

We will continue to develop new value propositions to help corporate customers strengthen their business connectivity within the Greater Chinaregion. To drive sustainable growth in customer deposits and capture more cross-border trade and fund flows, we will make further investments in transaction banking infrastructures and product development. We will step up portfolio management and optimise the return on risk-weighted assets through solution-based selling and effective bundling of wealth management and transaction banking services.

Treasury ('TRY') in Hong Kong reported profit before tax of HK$2,441m - a year-on-year increase of 3.4%. Operating profit excluding loan impairment charges also rose by 3.4% to HK$2,440m.

Net interest income decreased by 2.7% to HK$1,630m. With the low interest rate environment and flattened yield curves, there were few opportunities for yield enhancement. As debt securities in the balance sheet management portfolio matured, the proceeds could only be reinvested in instruments at prevailing low rates. Our capacity to generate interest income was also adversely affected by the reduction in the commercial surplus available for deployment.

Non-interest income grew by 16.5% to HK$1,118m. Total net trading income increased by HK$135m, or 13.7%, to HK$1,123m. Option income from structured products increased, due partly to our efforts to capitalise on rising demand for renminbi-denominated products. Foreign exchange trading income also recorded encouraging growth as market activity increased, particularly in the second quarter of the year.

We remained a leading provider of gold investment opportunities, launching the Hang Seng God of Wealth Gold Bar and a gold-linked structured deposit during the year.

To further diversify the revenue base, we focused on cross-selling of Global Markets products to RBWM and CNC customers, with closer collaboration helping us to better identify the specific needs of clients.

Mainland China business

With a more modest pace of domestic investment and consumption, the mainland economy recorded moderate growth in 2013.

Interest margins were under continuous pressure with the further liberalisation of interest rates in July and tighter market liquidity working to intensify competition for deposits.

Amid these challenges, Hang Seng Bank (China) Limited ('Hang Seng China') will continue to progress its long-term growth strategy. We further strengthened our mainland franchise through selective network expansion, tailored product offerings and improved customer segmentation strategies. At the same time, we enhanced cross-border services by continuing to build on the good connectivity between Hang Seng's Hong Kong and mainland operations. This approach helped us maintain growth momentum to record an 18.6% increase in advances to customers and a 17.3% rise in customer deposits compared with the end of 2012.

We opened two new sub-branches during 2013 - Shantou sub-branch and Fuzhou Gulou sub-branch - bringing the number of outlets to 48 across 18 cities at the end of 2013. We also commenced operations at Qianhai sub-branch. With 22 outlets in Guangdong province, our growing brand recognition and strong network in southern China created new opportunities to further develop cross-border trade business. Chengdu Branch and Shanghai Free Trade Zone sub-branch were opened in 2014 and we will continue to expand our market coverage by opening more outlets in strategic locations.

To support the continued development of business infrastructure and meet new capital requirements of mainland China, additional capital of RMB2bn was invested in our mainland operations in October 2013.

	As reported	Constant currencyW
Year ended 31 December 2013 compared with 31 December 2012

Total operating income	-4.5%	-6.2%
Operating profit	-38.1%	-38.5%
At 31 December 2013 compared with 31 December 2012
Gross loans and advances to customers	18.6%	14.9%
Customer deposits	17.3%	13.7%

Hang Seng China's total operating income decreased by 4.5% when compared with 2012. Net interest income decreased by 5.7% as growth in interest income from customer lending was more than offset by the rise in deposit costs due to keen competition for deposits and volatility in the inter-bank market. Investments in network expansion and infrastructure to improve the capabilities and efficiency of Hang Seng China's operations led to a 7.6% increase in operating expenses. We continued with our prudent credit risk management strategy while growing lending to record lower loan impairment charges compared with a year earlier. As a result of the above, operating profit was down 38.1%.

The reported mainland business results for 2013 include a HK$8,454m gain arising from the reclassification of Industrial Bank, a HK$297m loss arising from the reclassification of Yantai Bank and a HK$111m share of profit from Yantai Bank. Reported results for 2012, when the bank's investments in Industrial Bank and Yantai Bank are equity accounted for, include a HK$5,088m share of profits from these associates.

WConstant currency comparatives for 2012 referred to in the tables above are computed by translating the functional currency (renminbi) of Hang Seng's mainland China business into Hong Kong dollars with respect to:
- the income statement for 2012, at the average rates of exchange for 2013; and
- the balance sheet at 31 December 2012, at the prevailing rates of exchange on 31 December 2013.

Consolidated Income Statement

	Year ended 31 December
Figures in HK$m	2013	2012
		(restated)

Interest income	23,825	21,861
Interest expense	(5,221)	(4,915)
Net interest income	18,604	16,946
Fee income	7,329	6,298
Fee expense	(1,442)	(1,212)
Net fee income	5,887	5,086
Net trading income	2,045	2,063
Net income from financial instruments
designated at fair value	345	376
Dividend income	1,014	17
Net earned insurance premiums	10,005	10,947
Other operating income	1,936	1,181
Total operating income	39,836	36,616
Net insurance claims incurred and
movement in policyholders' liabilities	(11,774)	(12,235)
Net operating income before loan impairment
charges	28,062	24,381
Loan impairment charges	(536)	(386)
Net operating income	27,526	23,995
Employee compensation and benefits	(4,432)	(4,256)
General and administrative expenses	(3,796)	(3,375)
Depreciation of premises, plant and equipment	(762)	(762)
Amortisation of intangible assets	(113)	(115)
Operating expenses	(9,103)	(8,508)
Impairment loss on intangible assets	(13)	__
Operating profit	18,410	15,487
Gains less losses from financial investments and fixed assets	179	(5)
Gain on reclassification of Industrial Bank	8,454	__
Loss on reclassification of Yantai Bank	(297)	__
Gain on disposal of a subsidiary	__	355
Net surplus on property revaluation	1,188	776
Share of profits from associates	562	5,381
Profit before tax	28,496	21,994
Tax expense	(1,818)	(2,667)
Profit for the year	26,678	19,327

Profit attributable to shareholders	26,678	19,327

Earnings per share (in HK$)	13.95	10.11

Details of dividends payable to shareholders of the bank attributable to the profit for the year are set out on page 33.

Consolidated Statement of Comprehensive Income

	Year ended 31 December
Figures in HK$m	2013	2012
		(restated)

Profit for the year	26,678	19,327

Other comprehensive income

Items that will be reclassified subsequently to the income statement when specific conditions are met:
Available-for-sale investment reserve:
- fair value changes taken to equity:
-- on debt securities	(913)	380
-- on equity shares	(2,638)	90
- fair value changes transferred to income statement:
-- on hedged items	689	22
-- on disposal	(1)	(1)
- share of changes in equity of associates:
-- fair value changes	(1)	459
-- fair value changes transferred to income statement on
reclassification of Industrial Bank and Yantai Bank	111	__
- deferred taxes	57	(157)
- exchange difference	851	(1)
Cash flow hedging reserve:
- fair value changes taken to equity	432	341
- fair value changes transferred to income statement	(445)	(328)
- deferred taxes	2	(2)
Exchange differences on translation of:
- financial statements of overseas branches,
subsidiaries and associates	438	28
- cumulative foreign exchange reserve transferred to income
statement on reclassification of Industrial Bank and Yantai Bank	(2,150)	__
- other	2	__
Others	30	(35)

Items that will not be reclassified subsequently to the income statement:
Premises:
- unrealised surplus on revaluation of premises	2,103	2,222
- deferred taxes	(337)	(358)
- exchange difference	3	__
Defined benefit plans:
- actuarial gains on defined benefit plans	778	724
- deferred taxes	(128)	(120)
Share-based payments	(3)	(7)
Other comprehensive income for the year, net of tax	(1,120)	3,257
Total comprehensive income for the year	25,558	22,584

Total comprehensive income for the year attributable
to shareholders	25,558	22,584

Consolidated Balance Sheet

	At 31 December	At 31 December
Figures in HK$m	2013	2012
		(restated)

ASSETS
Cash and balances with banks	33,294	20,506
Placings with and advances to banks	131,363	140,382
Trading assets	31,996	34,399
Financial assets designated at fair value	6,987	8,343
Derivative financial instruments	6,646	5,179
Loans and advances to customers	586,240	536,162
Financial investments	282,845	253,408
Interests in associates	2,062	24,655
Investment properties	10,918	4,860
Premises, plant and equipment	21,000	19,262
Intangible assets	7,974	6,783
Other assets	22,405	23,157
Total assets	1,143,730	1,077,096

LIABILITIES AND EQUITY

Liabilities
Current, savings and other deposit accounts	824,996	769,147
Deposits from banks	11,826	19,845
Trading liabilities	62,117	59,853
Financial liabilities designated at fair value	489	464
Derivative financial instruments	5,246	4,118
Certificates of deposit and other
debt securities in issue	8,601	11,291
Other liabilities	20,467	21,653
Liabilities to customers under insurance contracts	85,844	81,670
Current tax liabilities	692	588
Deferred tax liabilities	3,850	4,323
Subordinated liabilities	11,824	11,821
Total liabilities	1,035,952	984,773

Equity
Share capital	9,559	9,559
Retained profits	78,679	59,683
Other reserves	15,334	19,257
Proposed dividends	4,206	3,824
Shareholders' funds	107,778	92,323
Total equity and liabilities	1,143,730	1,077,096

Consolidated Statement of Changes in Equity

	Year ended 31 December
Figures in HK$m	2013	2012

Share capital
At beginning and end of the year	9,559	9,559

Retained profits (including proposed dividends)
At beginning of the year	63,507	53,152
Dividends to shareholders
- dividends approved in respect of the previous year	(3,824)	(3,633)
- dividends declared in respect of the current year	(6,309)	(6,309)
Transfer	2,184	373
Total comprehensive income for the year	27,327	19,924
	82,885	63,507

Other reserves
Premises revaluation reserve
At beginning of the year	13,790	12,280
Transfer	(655)	(354)
Total comprehensive income for the year	1,769	1,864
	14,904	13,790

Available-for-sale investment reserve
At beginning of the year	227	(561)
Transfer	__	(4)
Total comprehensive income for the year	(1,845)	792
	(1,618)	227

Cash flow hedging reserve
At beginning of the year	17	6
Total comprehensive income for the year	(11)	11
	6	17

Foreign exchange reserve
At beginning of the year	3,071	3,043
Transfer	(64)	__
Total comprehensive income for the year	(1,712)	28
	1,295	3,071

Other reserves
At beginning of the year	2,152	2,155
Cost of share-based payment arrangements	30	47
Transfer	(1,465)	(15)
Total comprehensive income for the year	30	(35)
	747	2,152

	Year ended 31 December
Figures in HK$m	2013	2012

Total equity
At beginning of the year	92,323	79,634
Dividends to shareholders	(10,133)	(9,942)
Cost of share-based payment arrangements	30	47
Total comprehensive income for the year	25,558	22,584
	107,778	92,323

Consolidated Cash Flow Statement

	Year ended 31 December
Figures in HK$m	2013	2012
		(restated)

Net cash inflow/ (outflow) from operating activities	23,102	(7,905)

Cash flows from investing activities

Dividends received from associates	__	658
Purchase of an interest in an associate	__	(32)
Purchase of available-for-sale investments	(43,174)	(36,218)
Purchase of held-to-maturity debt securities	(1,563)	(747)
Proceeds from sale or redemption of
available-for-sale investments	33,488	54,839
Proceeds from redemption of
held-to-maturity debt securities	84	573
Net cash inflow from the sale of loan portfolio	663	48
Net cash inflow from the sale of a subsidiary	__	1,382
Purchase of properties, plant and equipment and intangible assets	(3,589)	(359)
Proceeds from sale of properties, plant and equipment and assets held for sale	911	87
Interest received from available-for-sale investments	1,525	1,873
Dividends received from available-for-sale investments	1,013	16
Net cash (outflow)/ inflow from investing activities	(10,642)	22,120

Cash flows from financing activities

Dividends paid	(10,133)	(9,942)
Interest paid for subordinated liabilities	(311)	(289)
Issue of subordinated liabilities	__	2,326
Repayment of subordinated liabilities	__	(2,326)
Net cash outflow from financing activities	(10,444)	(10,231)

Increase in cash and cash equivalents	2,016	3,984

Cash and cash equivalents at 1 January	115,947	113,637
Effect of foreign exchange rate changes	(2,184)	(1,674)
Cash and cash equivalents at 31 December	115,779	115,947

Financial Review

Net interest income

Figures in HK$m	2013	2012

Net interest income/(expense) arising from:
- financial assets and liabilities that are not at fair value
through profit and loss	20,242	18,162
- trading assets and liabilities	(1,697)	(1,268)
- financial instruments designated at fair value	59	52
	18,604	16,946

Average interest-earning assets	986,606	917,236

Net interest spread	1.77%	1.73%
Net interest margin	1.89%	1.85%

Net interest income rose by HK$1,658m, or 9.8%, to HK$18,604m, driven mainly by the 7.6% increase in average interest-earning assets and an improvement in the net interest margin.

The rise in average interest-earning assets was underpinned by 11.7% growth in average customer lending, notably in mortgage, corporate and trade-related lending. The rise in net interest income also includes higher contributions from the insurance debt securities portfolio - which grew by 8.5% - and from offshore RMB business following the increased deployment of RMB funds in customer lending, interbank placements and debt securities.

Net interest margin and net interest spread both improved by four basis points to 1.89% and 1.77% respectively. In Hong Kong, asset spreads on customer loans widened, with improvement in spreads on term lending resulting from higher yield partly offset by the compression of spreads for trade-related lending due to keen competition. Average customer deposit balances increased and deposit spreads improved benefitting from a lower funding cost. On the Mainland, net interest margin and net interest spread were under continuous downward pressure in light of the further liberalisation of interest rates and strong competition for deposits.

Net interest income in the second half of 2013 grew by HK$666m, or 7.4%, compared with the first half, reflecting the combined effect of an increase in average interest earning assets, widening loan spreads, improved returns from offshore RMB business, less volatility in the mainland interbank market, and more calendar days in the second half.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income'. Income arising from financial instruments designated at fair value through profit and loss is reported as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the net interest income of Hang Seng, as included in the HSBC Group accounts:

Figures in HK$m	2013	2012

Net interest income and expense reported as 'Net interest income'
- Interest income	23,613	21,537
- Interest expense	(3,371)	(3,375)
- Net interest income	20,242	18,162
Net interest income and expense reported as 'Net trading income'	(1,697)	(1,268)
Net interest income and expense reported as 'Net income from financial instruments designated at fair value'	59	52
Average interest-earning assets	951,178	865,876

Net interest spread	2.03%	2.00%
Net interest margin	2.13%	2.10%

Net fee income

Figures in HK$m	2013	2012

- Stockbroking and related services	1,073	941
- Retail investment funds	1,548	1,130
- Insurance agency	441	367
- Account services	354	353
- Private banking service fee	104	93
- Remittances	348	301
- Cards	2,142	1,865
- Credit facilities	370	356
- Trade services	585	544
- Other	364	348
Fee income	7,329	6,298
Fee expense	(1,442)	(1,212)
	5,887	5,086

Service enhancements and steps to diversify revenue generated a broad-based increase of HK$801m, or 15.7%, in net fee income to HK$5,887m when compared with 2012.

Strong customer demand and favourable market sentiment drove the 14.0% increase in stockbroking and related services fee income and growth of 37.0% in retail investment funds fee income.

Insurance-related fee income rose by 20.2%, benefitting from the increase in non-life insurance products distribution commission during the year following the bank's disposal of its general insurance manufacturing business in 2012, though this also led to a corresponding fall in non-life insurance underwriting profit.

Gross fee income from credit card business grew by 14.9%. The bank's effective marketing and premium customer base supported a 12.9% rise in card spending and 5.1% increase in the number of cards in circulation. Credit facilities fee income rose by 3.9%, due mainly to higher fees from increased corporate lending.

Fees from remittances and trade-related service income recorded growth of 15.6% and 7.5% respectively, underpinned by increased business volumes.

Net trading income

Figures in HK$m	2013	2012

- Foreign exchange	1,964	1,986
- Interest rate derivatives	64	28
- Debt securities	(35)	15
- Equities and other trading	59	93
Dealing profits	2,052	2,122
Net loss from hedging activities	(7)	(59)
	2,045	2,063

Net trading income was broadly in line with 2012. Dealing profits fell by HK$70m, or 3.3%, to HK$2,052m. Foreign exchange income decreased slightly, with higher foreign exchange revenues from increased customer activities and increased demand for foreign exchange option-linked structured products more than offset by lower income from funding swapsWactivities. Income from interest rate derivatives, debt securities, equities and other trading activities fell by HK$48m, or 35.3%, to HK$88m. This was primarily due to losses on equity options backing a life endowment product compared with a gain last year, which resulted in an offsetting movement in 'Net insurance claims incurred and movement in policyholders' liabilities'. Debt securities also recorded a loss compared with a gain in 2012, reflecting the movement in market interest rates. These declines were partly offset by higher gains on foreign exchange linked structured products and interest rate derivatives trading. The net loss from hedging activities was lower than 2012.

WFrom time to time Treasury employs foreign exchange swaps for its funding activities, which in essence involve swapping a currency ('original currency') into another currency ('swap currency') at the spot exchange rate for short-term placement and simultaneously entering into a forward exchange contract to convert the funds back to the original currency on maturity of the placement. In accordance with HKAS 39, the exchange difference of the spot and forward contracts is required to be recognised as a foreign exchange gain/loss, while the corresponding interest differential between the original and swap funding is reflected in net interest income.

Net income from financial instruments designated at fair value

Figures in HK$m	2013	2012

Net income on assets designated at fair value
which back insurance and investment contracts	345	376

Net income from financial instruments designated at fair value decreased by HK$31m, or 8.2%, to HK$345m, reflecting the fair value changes of assets held by the life insurance business. To the extent that this fair value gain was attributed to policyholders of unit-linked life insurance policies, there was an offsetting movement reported under 'net insurance claims incurred and movement in policyholders' liabilities' or 'movement in present value of in-force long-term insurance business'.

Other operating income

Figures in HK$m	2013	2012

Rental income from investment properties	293	197
Movement in present value of in-force long-term
insurance business	1,195	815
Other	448	169
	1,936	1,181

Other operating income rose by HK$755m, or 63.9%, to HK$1,936m compared with 2012, driven by the increase in rental income, growth in the movement in present value of in-force long-term insurance business and a revaluation gain on a property held by the insurance business. The increase in the movement in present value of in-force long-term insurance business was due mainly to the combined effect of the increase in volume of new life insurance business written during the year and updated actuarial assumptions.

Analysis of income from wealth management business

Figures in HK$m	2013	2012
		(restated)

Investment income:
- retail investment funds	1,548	1,130
- structured investment productsW	965	977
- stockbroking and related services	1,041	910
- margin trading and others	358	275
	3,912	3,292
Insurance income:
- life insurance	3,479	3,016
- general insurance and others	207	310
	3,686	3,326
Total	7,598	6,618

W Income from structured investment products includes income reported under net fee income on the sales of third-party structured investment products. It also includes profits generated from the selling of structured investment products in issue, reported under net trading income.

The bank maintained its strong position for wealth management business by leveraging its diverse portfolio of investment and insurance products to provide customers with wealth management solutions tailored to their specific needs. This supported a strong 14.8% year-on-year growth in income to HK$7,598m.

Improved investment sentiment and customer-focused initiatives underpinned investment services income growth of 18.8% to HK$3,912m. Sales of retail investment funds gained strong momentum to achieve a 37.0% increase in income, driven by a 42.9% rise in retail investment fund turnover. Stockbroking and related services income increased by 14.4%.

Analysis of insurance business income

Figures in HK$m	2013	2012

Life insurance:
- net interest income and fee income	3,033	2,845
- investment returns on life insurance funds (including
share of associate's profit and surplus on property revaluation backing insurance contracts)	1,020	761
- net earned insurance premiums	10,005	10,774
- net insurance claims incurred and movement
in policyholders' liabilities	(11,774)	(12,179)
- movement in present value of in-force
long-term insurance business	1,195	815
	3,479	3,016
General insurance and others	207	310
Total	3,686	3,326

Insurance income grew by HK$360m, or 10.8%, to HK$3,686m.

New and enhanced insurance products offered protection strategies for a wide range of life stages. Total policies in-force and total annualised new premiums at 31 December 2013 were up 3.7% and 16.2% respectively year-on-year. In response to the low interest rate environment and to achieve stable growth in life insurance income, part of the insurance funds investment portfolio was invested in commercial property and this returned a revaluation gain in 2013.

Net interest income and fee income from the life insurance investment portfolio rose by 6.6% as a result of net inflows from new and renewal life insurance business. Investment returns on life insurance funds (including the bank's share of an associate's profit and the fair value gain on a commercial property backing insurance contracts) improved by 34.0% and were reported under 'net trading income', 'net income/(loss) from financial instruments designated at fair value', 'other operating income' and 'share of profits from associates'. To the extent that the investment return is attributable to policyholders, there is an offsetting movement reported under 'net insurance claims incurred and movement in policyholders' liabilities' or 'movement in present value of in-force long-term insurance business'. The movement in present value of in-force long-term insurance business increased by 46.6%, due mainly to the combined effect of higher life insurance business sales during the year and updated actuarial assumptions.

General insurance business income decreased by 33.2% to HK$207m following the completion of the disposal of our general insurance manufacturing business in the second half of 2012. The decrease in non-life insurance underwriting profit was offset by a corresponding increase in non-life insurance products distribution commission reported under 'net fee income'.

Loan impairment charges

Figures in HK$m	2013	2012

Net charge for impairment of loans and advances to customers:
Individually assessed impairment allowances:
- new allowances	(191)	(294)
- releases	91	224
- recoveries	16	13
	(84)	(57)
Net charge for collectively assessed impairment allowances	(452)	(329)
Net charge for loan impairment	(536)	(386)

Loan impairment charges increased by HK$150m, or 38.9%, to HK$536m compared with a year earlier. Overall credit quality was relatively stable with loan impairment ratios remaining at a low level.

Individually assessed impairment charges rose by HK$27m, or 47.4%, reflecting lower releases for corporate and commercial banking customers in 2013. There was a reduction in loan impairment charges for mainland operations.

Collectively assessed impairment charges rose by HK$123m, or 37.4%. Higher charges on the credit card and personal loan portfolios were recorded, reflecting the updated assumptions used in collective assessment models. Impairment allowances for loans not individually identified as impaired recorded a lower net release compared with 2012.

Operating expenses

Figures in HK$m	2013	2012
		(restated)

Employee compensation and benefits:
- salaries and other costs	3,991	3,800
- retirement benefit costs	441	456
	4,432	4,256
General and administrative expenses:
- rental expenses	645	559
- other premises and equipment	1,098	964
- marketing and advertising expenses	713	617
- other operating expenses	1,340	1,235
	3,796	3,375
Depreciation of premises, plant
and equipment	762	762
Amortisation of intangible assets	113	115
	9,103	8,508

Cost efficiency ratio	32.4%	34.9%

Full-time equivalent staff numbers by region	2013	2012

Hong Kong and others	8,001	7,797
Mainland	1,855	1,883
Total	9,856	9,680

Operating expenses rose by HK$595m, or 7.0%, compared with 2012,reflecting the bank's continued investment in new business platforms and mainland operations to support long-term growth. Mainland-related operating expenses increased by 7.6% due to ongoing investment in enhancing Hang Seng China's infrastructure and service capabilities.

Employee compensation and benefits increased by HK$176m, or 4.1%. Salaries and other costs increased by 5.0%, reflecting the annual salary increment and the increase in staff headcount. General and administrative expenses were up 12.5%, due mainly to the rise in marketing expenditure to support business growth. Rental expenses rose as a result of increased rents for branches in Hong Kong and on the Mainland. Other premises and equipment expenses also increased as a result of higher processing charges and information technology expenses.

At 31 December 2013, the group's number of full-time equivalent staff was up by 176 compared with the end of 2012.

The bank continued to focus on enhancing operational efficiency while maintaining growth momentum. With the increase in net operating income before loan impairment charges outpacing the growth in operating expenses, the cost efficiency ratio improved by 2.5 percentage points to 32.4%.

Gains less losses from financial investments and fixed assets

Figures in HK$m	2013	2012

Net gains from disposal of
available-for-sale securities	1	1
Gains less losses on disposal of assets held for sale	177	__
Gains less losses on disposal of loans and advances	5	(4)
Gains less losses on disposal of fixed assets	(4)	(2)
	179	(5)

Gains less losses from financial investments and fixed assets were HK$179m in 2013 compared with a loss of HK$5m in 2012, due mainly to the gain on the disposal of certain properties during the year.

Net gain on reclassification of Industrial Bank Co., Ltd. ('Industrial Bank') and Yantai Bank Co., Ltd. ('Yantai Bank')

Figures in HK$m	2013	2012

Gain on reclassification of Industrial Bank	8,454	__
Loss on reclassification of Yantai Bank	(297)	__
	8,157	__

On 7 January 2013, Industrial Bank completed a private placement of additional share capital to a number of third parties, thereby diluting the group's equity holding from 12.8% to 10.9%. As a result of this and other factors, the group considers that it is no longer in a position to exercise significant influence over Industrial Bank and it therefore ceased to account for the investment as an associate from that date, giving rise to an accounting gain of HK$8,454m.

The group's investment in Yantai Bank was equity accounted with effect from January 2009, reflecting the group's significant influence over this associate. On 13 December 2013, Yantai Bank approved an increase in its registered share capital to enable a private placement of additional share capital to a third party, leading to the group's equity holding being diluted from 20% to 15.09%. As a result of this and other factors, the group considers that it is no longer in a position to exercise significant influence over Yantai Bank and ceased to account for its investment as an associate from that date. Thereafter, the holding in Yantai Bank is classified as an available-for-sale financial investment. The loss arising from this reclassification was HK$297m.

Gain on disposal of a subsidiary

Figures in HK$m	2013	2012

Net gain from disposal of a
subsidiary	__	355

The HK$355m gain on disposal of a subsidiary in 2012 represented the disposal of the group's general insurance manufacturing business in the second half of the year.

Tax expense

Taxation in the consolidated income statement represents:

Figures in HK$m	2013	2012 (restated)

Current tax - provision for Hong Kong profits tax
Tax for the year	2,534	2,225
Adjustment in respect of prior years	(14)	(75)

Current tax - taxation outside Hong Kong
Tax for the year	213	92
Adjustment in respect of prior years	7	(2)

Deferred tax
Origination and reversal of temporary differences	(922)	427

Total tax expense	1,818	2,667

The current tax provision is based on the estimated assessable profit for 2013, and is determined for the bank and its subsidiaries operating in Hong Kong by using the Hong Kong profits tax rate of 16.5% (unchanged from 2012). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the relevant countries are used. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. The release in deferred tax was mainly related to the reclassification of Industrial Bank as a financial investment.

Earnings per share

The calculation of earnings per share in 2013 is based on earnings of HK$26,678m (HK$19,327m in 2012) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from 2012).

Dividends per share

		2013		2012
	HK$	HK$m	HK$	HK$m
	per share		per share

First interim	1.10	2,103	1.10	2,103
Second interim	1.10	2,103	1.10	2,103
Third interim	1.10	2,103	1.10	2,103
Fourth interim	2.20	4,206	2.00	3,824
	5.50	10,515	5.30	10,133

Segmental analysis

Hong Kong Financial Reporting Standard 8 ('HKFRS 8') requires segmental disclosure to be based on the way that the group's chief operating decision-maker regards and manages the group, with the amounts reported for each reportable segment being the measures reported to the group's chief operating decision-maker for the purpose of assessing segmental performance and making decisions about operating matters. To align with the information reported internally to the group's senior executive management for the purposes of resources allocation and performance assessment, the group has presented the following five reportable segments. Consolidation adjustments made in preparing the group's financial statements and inter-segment elimination of income or expenses upon consolidation are included in the 'Inter-segment elimination'.

Hong Kong and other businesses segment

•    Retail Banking and Wealth Management activities offer a broad range of products and services to meet the personal banking, consumer lending and wealth management needs of individual customers. Personal banking products typically include current and savings accounts, mortgages and personal loans, credit cards, insurance and wealth management.

•    Corporate and Commercial Banking activities include the provision of financial services, payments and cash management, international trade finance, insurance, wealth management and tailored financial solutions to corporate and commercial customers.

•    Treasury activities are mainly the provision of treasury operation services in credit, interest rates, foreign exchange, money markets and securities services. Treasury also manages the funding and liquidity positions of the group and other market risk positions arising from banking activities.

• Other mainly represents management of shareholders' funds and investments in premises, investment properties, equity shares and subordinated debt funding.

Mainland China business segment
• Mainland China business segment comprises the business of Hang Seng Bank (China) Limited and the bank's share of profit from mainland associates.

(a) Segmental result

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the business segments by way of internal capital allocation and fund transfer-pricing mechanisms. Cost allocation is based on the direct costs incurred by the respective business segments and apportionment of management overheads. Bank-owned premises are reported under the 'Other' segment. When these premises are utilised by Global Businesses, notional rent will be charged to the relevant business segments based on market rates.

Profit before tax contributed by the business segments for the periods stated is set out in the table below. More business segment analysis and discussion is set out in the 'Segmental analysis' section on page 10.

	Hong Kong & other businesses

	Retail Banking	Corporate and				Mainland
	and Wealth	Commercial			China
Figures in HK$m	Management	Banking	Treasury	Other	Total	business	Total

Year ended 31 December 2013

Profit before tax	8,939	6,263	2,441	2,384	20,027	8,469	28,496
Share of profit before tax	31.4%	22.0%	8.6%	8.3%	70.3%	29.7%	100.0%
Share of profit before tax as a % of Hong Kong & other businesses	44.6%	31.3%	12.2%	11.9%	100.0%

Year ended 31 December 2012 (restated)

Profit before tax	7,851	5,850	2,361	509	16,571	5,423	21,994
Share of profit before tax	35.7%	26.6%	10.7%	2.3%	75.3%	24.7%	100.0%
Share of profit before tax as a % of Hong Kong & other businesses	47.4%	35.3%	14.2%	3.1%	100.0%

(b) Geographic information

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

					Inter-segment
Figures in HK$m	Hong Kong	Mainland	Americas	Others	elimination	Total

Year ended 31 December 2013

Income and expense
Total operating income	37,458	1,695	600	171	(88)	39,836
Profit before tax	19,343	8,469	573	111	__	28,496
At 31 December 2013

Total assets	1,048,106	118,476	185	12,702	(35,739)	1,143,730
Total liabilities	943,141	108,495	48	12,356	(28,088)	1,035,952
Equity	104,965	9,981	137	346	(7,651)	107,778
Share capital	9,559	8,847	18	12	(8,877)	9,559
Interest in associates	2,032	30	__	__	__	2,062
Non-current assetsW	38,786	1,105	__	1	__	39,892

Year ended 31 December 2012 (restated)

Income and expense
Total operating income	33,682	1,774	1,097	144	(81)	36,616
Profit before tax	15,428	5,423	1,047	96	__	21,994
At 31 December 2012

Total assets	967,288	125,232	61,296	11,768	(88,488)	1,077,096
Total liabilities	901,369	95,146	60,129	11,523	(83,394)	984,773
Equity	65,919	30,086	1,167	245	(5,094)	92,323
Share capital	9,559	6,112	18	13	(6,143)	9,559
Interest in associates	1,652	23,003	__	__	__	24,655
Non-current assetsW	29,872	1,032	__	1	__	30,905

W Non-current assets consist of properties, plant and equipment, goodwill and other intangible assets.

Analysis of assets and liabilities by remaining maturity

The maturity analysis is based on the remaining contractual maturity at the balance sheet date, with the exception of the trading portfolio that may be sold before maturity and is accordingly recorded as 'Trading'.

		One month	Over one	Over three	Over one
	Repayable on	or less but not on	month but within three	months but within	year but within five	Over five		No contractual
Figures in HK$m	demand	demand	months	one year	years	years	Trading	maturity	Total

At 31 December 2013

Assets
Cash and balances with
banks	33,294	__	__	__	__	__	__	__	33,294
Placings with and
advances to banks	2,645	62,104	58,380	6,206	__	2,028	__	__	131,363
Trading assets	__	__	__	__	__	__	31,996	__	31,996
Financial assets designated
at fair value	__	__	5	38	482	287	__	6,175	6,987
Derivative financial
instruments	__	__	177	210	372	17	5,870	__	6,646
Loans and advances
to customers	10,528	46,148	49,992	117,086	193,905	168,581	__	__	586,240
Financial investments	__	35,239	52,689	60,243	66,896	39,469	__	28,309	282,845
Interest in associates	__	__	__	__	__	__	__	2,062	2,062
Investment properties	__	__	__	__	__	__	__	10,918	10,918
Premises, plant and
equipment	__	__	__	__	__	__	__	21,000	21,000
Intangible assets	__	__	__	__	__	__	__	7,974	7,974
Other assets	8,691	5,624	3,808	2,275	1,439	130	__	438	22,405
	55,158	149,115	165,051	186,058	263,094	210,512	37,866	76,876	1,143,730

Liabilities
Current, savings and other
deposit accounts	601,180	113,464	71,154	36,116	3,081	1	__	__	824,996
Deposits from banks	3,868	7,570	388	__	__	__	__	__	11,826
Trading liabilities	__	__	__	__	__	__	62,117	__	62,117
Financial liabilities
designated at fair value	2	__	__	__	__	487	__	__	489
Derivative financial
instruments	__	15	6	216	362	122	4,525	__	5,246
Certificates of deposit and
other debt securities
in issue	__	__	__	3,949	4,652	__	__	__	8,601
Other liabilities	5,977	5,240	3,917	2,391	167	71	__	2,704	20,467
Liabilities to customers
under insurance contracts	__	__	__	__	__	__	__	85,844	85,844
Current tax liabilities	__	__	__	692	__	__	__	__	692
Deferred tax liabilities	__	__	__	__	__	__	__	3,850	3,850
Subordinated liabilities	__	__	__	__	__	11,824	__	__	11,824
	611,027	126,289	75,465	43,364	8,262	12,505	66,642	92,398	1,035,952

		One month	Over one	Over three	Over one
	Repayable on	or less but not on	month but within three	months but within	year but within five	Over five		No contractual
Figures in HK$m	demand	demand	months	one year	years	years	Trading	maturity	Total

At 31 December 2012 (restated)

Assets
Cash and balances with
banks	20,506	__	__	__	__	__	__	__	20,506
Placings with and
advances to banks	4,179	73,188	54,329	6,987	__	1,699	__	__	140,382
Trading assets	__	__	__	__	__	__	34,399	__	34,399
Financial assets designated
at fair value	__	__	__	3,618	213	216	__	4,296	8,343
Derivative financial
instruments	__	2	15	103	219	__	4,840	__	5,179
Loans and advances
to customers	10,414	40,796	44,088	106,540	178,956	155,368	__	__	536,162
Financial investments	__	20,652	66,362	47,075	77,379	40,535	__	1,405	253,408
Interest in associates	__	__	__	__	__	__	__	24,655	24,655
Investment properties	__	__	__	__	__	__	__	4,860	4,860
Premises, plant and
equipment	__	__	__	__	__	__	__	19,262	19,262
Intangible assets	__	__	__	__	__	__	__	6,783	6,783
Other assets	12,282	4,094	2,892	3,098	209	220	__	362	23,157
	47,381	138,732	167,686	167,421	256,976	198,038	39,239	61,623	1,077,096

Liabilities
Current, savings and other
deposit accounts	566,743	102,915	64,682	33,919	888	__	__	__	769,147
Deposits from banks	3,369	13,982	2,491	3	__	__	__	__	19,845
Trading liabilities	__	__	__	__	__	__	59,853	__	59,853
Financial liabilities
designated at fair value	1	__	__	__	__	463	__	__	464
Derivative financial
instruments	__	__	20	30	1,053	252	2,763	__	4,118
Certificates of deposit and
other debt securities
in issue	__	__	__	7,353	3,938	__	__	__	11,291
Other liabilities	7,745	4,627	2,592	2,960	55	18	__	3,656	21,653
Liabilities to customers
under insurance contracts	__	__	__	__	__	__	__	81,670	81,670
Current tax liabilities	__	__	__	588	__	__	__	__	588
Deferred tax liabilities	__	__	__	__	__	__	__	4,323	4,323
Subordinated liabilities	__	__	__	__	__	11,821	__	__	11,821
	577,858	121,524	69,785	44,853	5,934	12,554	62,616	89,649	984,773

Cash and balances with banks

	At 31 December	At 31 December
Figures in HK$m	2013	2012
		(restated)

Cash in hand	6,005	4,465
Balances with central banks	16,712	8,973
Balances with banks	10,577	7,068
	33,294	20,506

Placings with and advances to banks

	At 31 December	At 31 December
Figures in HK$m	2013	2012

Placings with and advances to banks
maturing within one month	64,749	77,367
Placings with and advances to banks
maturing after one month
but less than one year	64,586	61,316
Placings with and advances to banks
maturing after one year	2,028	1,699
	131,363	140,382

Trading assets

	At 31 December	At 31 December
Figures in HK$m	2013	2012

Treasury bills	18,336	26,808
Certificates of deposit	__	400
Other debt securities	5,471	6,106
Debt securities	23,807	33,314
Investment funds	28	30
Total trading securities	23,835	33,344
OtherW	8,161	1,055
Total trading assets	31,996	34,399

Debt securities:
- listed in Hong Kong	3,783	3,046
- listed outside Hong Kong	169	238
	3,952	3,284
- unlisted	19,855	30,030
	23,807	33,314
Investment funds:
- listed in Hong Kong	28	30

Total trading securities	23,835	33,344

Debt securities:
Issued by public bodies:
- central governments and central banks	22,650	31,105
- other public sector entities	__	80
	22,650	31,185
Issued by other bodies:
- banks	853	934
- corporate entities	304	1,195
	1,157	2,129
	23,807	33,314
Investment funds:
Issued by corporate entities	28	30
Total trading securities	23,835	33,344

W This represents the amount receivable from counterparties on trading transactions not yet settled.

Trading assets decreased by HK$2.4bn, or 7.0%, compared with the end of 2012 reflecting the reduction in Hong Kong Exchange Fund bills. At 31 December 2013, trading assets were mostly Hong Kong Exchange Fund bills with short tenors.

Financial assets designated at fair value

	At 31 December	At 31 December
Figures in HK$m	2013	2012

Debt securities	812	4,047
Equity shares	3,639	1,632
Investment funds	2,536	2,664
	6,987	8,343

Debt securities:
- listed in Hong Kong	103	38
- listed outside Hong Kong	541	336
	644	374
- unlisted	168	3,673
	812	4,047

Equity shares:
- listed in Hong Kong	2,072	1,632
- listed outside Hong Kong	1,546	__
	3,618	1,632
- unlisted	21	__
	3,639	1,632

Investment funds:
- listed in Hong Kong	32	30
- listed outside Hong Kong	314	599
	346	629
- unlisted	2,190	2,035
	2,536	2,664
	6,987	8,343

Debt securities:
Issued by public bodies:
- central governments and central banks	358	181
- other public sector entities	44	1
	402	182
Issued by other bodies:
- banks	208	3,687
- corporate entities	202	178
	410	3,865
	812	4,047

Equity shares:
Issued by banks	634	370
Issued by public sector entities	12	13
Issued by corporate entities	2,993	1,249
	3,639	1,632
Investment funds:
Issued by banks	__	400
Issued by corporate entities	2,536	2,264
	2,536	2,664
	6,987	8,343

Loans and advances to customers

	At 31 December	At 31 December
Figures in HK$m	2013	2012

Gross loans and advances to customers	587,688	537,571
Less:
Loan impairment allowances:
- individually assessed	(709)	(681)
- collectively assessed	(739)	(728)
	586,240	536,162

Loan impairment allowances against loans and advances to customers

	Individually	Collectively
Figures in HK$m	assessed	assessed	Total

At 1 January 2013	681	728	1,409
Amounts written off	(69)	(494)	(563)
Recoveries of advances
written off in previous years	16	52	68
New impairment allowances
charged to income statement	191	562	753
Impairment allowances released
to income statement	(107)	(110)	(217)
Unwinding of discount of loan
impairment allowances
recognised as 'interest income'	(5)	(4)	(9)
Exchange	2	5	7
At 31 December 2013	709	739	1,448

Total loan impairment allowances as a percentage of gross loans andadvances to customers are as follows:

	At 31 December	At 31 December
	2013	2012
	%	%

Loan impairment allowances:
- individually assessed	0.12	0.13
- collectively assessed	0.13	0.13
Total loan impairment allowances	0.25	0.26

Total loan impairment allowances as a percentage of gross loans and advances to customers were maintained at a low level, with a year-on-year improvement of one-basis-point to 0.25% at 31 December 2013. Individually assessed allowances as a percentage of gross loans and advances also improved by one basis point to 0.12%. Collectively assessed allowances as a percentage of gross loans and advances remained unchanged compared with the end of 2012 at 0.13%.

Impaired loans and advances to customers and allowances

	At 31 December	At 31 December
Figures in HK$m	2013	2012

Gross impaired loans and advances	1,311	1,340
Individually assessed allowances	(709)	(681)
	602	659

Individually assessed allowances
as a percentage of
gross impaired loans and advances	54.1%	50.8%

Gross impaired loans and advances
as a percentage of
gross loans and advances to customers	0.22%	0.25%

Impaired loans and advances to customers are those loans and advances where objective evidence exists that full repayment of principal or interest is considered unlikely.

Gross impaired loans and advances fell by HK$29m, or 2.2%, to HK$1,311m compared with the end of 2012. Gross impaired loans and advances as a percentage of gross loans and advances to customers improved by three basis points to 0.22%.

	At 31 December	At 31 December
Figures in HK$m	2013	2012

Gross individually assessed
impaired loans and advances	1,157	1,190
Individually assessed allowances	(709)	(681)
	448	509

Gross individually assessed
impaired loans and advances
as a percentage of
gross loans and advances to customers	0.20%	0.22%

Amount of collateral which
has been taken into account
in respect of individually assessed
impaired loans and advances to customers	516	498

Collateral includes any tangible security that carries a fair market value and is readily marketable. This includes (but is not limited to) cash and deposits, stocks and bonds, mortgages over properties and charges over other fixed assets such as plant and equipment. Where collateral values are greater than gross loans and advances to customers, only the amount of collateral up to the gross loans and advances is included.

Overdue loans and advances to customers

Loans and advances that are more than three months overdue and their expression as a percentage of gross loans and advances to customers are as follows:

	At 31 December		At 31 December
		2013		2012
	HK$m	%	HK$m	%

Gross loans and advances
which have been overdue
with respect to either principal
or interest for periods of:
- more than three months but
not more than six months	121	__	114	__
- more than six months but
not more than one year	73	__	143	__
- more than one year	637	0.1	662	0.2
	831	0.1	919	0.2

Loans and advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at year-end. Loans and advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at year-end. Loans and advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice or when the loans and advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Overdue loans and advances decreased by HK$88m, or 9.6%, to HK$831m compared with the end of 2012. Overdue loans and advances as a percentage of gross loans and advances to customers improved to 0.1% at the end of 2013 compared with 0.2% at 31 December 2012.

Rescheduled loans and advances to customers

Rescheduled loans and advances to customers and their expression as a percentage of gross loans and advances to customers are as follows:

	At 31 December		At 31 December
		2013		2012
	HK$m	%	HK$m	%

Rescheduled loans and advances to customers	123	__	196	__

Rescheduled loans and advances to customers are those loans and advances that have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. This will normally involve the granting of concessionary terms and resetting the overdue account to non-overdue status. A rescheduled loan will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to 12 months. Rescheduled loans and advances to customers that have been overdue for more than three months under the rescheduled terms are reported as overdue loans and advances (page 43).

At 31 December 2013, rescheduled loans and advances to customers had fallen by HK$73m, or 37.2%, to HK$123m compared with a year earlier, representing 0.02% of gross loans and advances to customers.

Segmental analysis of loans and advances to customers by geographical area

Loans and advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when a loan is guaranteed by a party located in an area that is different from that of the counterparty.

Figures in HK$m	At 31 December 2013
	Gross loans and advances	Individually impaired loans and advances	Overdue loans and advances	Individually assessed allowances	Collectively assessed allowances

Hong Kong	480,545	924	642	527	589
Rest of Asia-Pacific	99,987	233	189	182	140
Others	7,156	__	__	__	10
	587,688	1,157	831	709	739

Figures in HK$m	At 31 December 2012
	Gross loans and advances	Individually impaired loans and advances	Overdue loans and advances	Individually assessed allowances	Collectively assessed allowances

Hong Kong	447,310	948	718	503	561
Rest of Asia-Pacific	84,428	218	201	177	156
Others	5,833	24	__	1	11
	537,571	1,190	919	681	728

Gross loans and advances to customers by industry sector

The analysis of gross loans and advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ('HKMA') is as follows:

	At 31 December	At 31 December
Figures in HK$m	2013	2012

Gross loans and advances to customers for
use in Hong Kong

Industrial, commercial and
financial sectors
Property development	30,529	29,771
Property investment	100,912	103,675
Financial concerns	2,773	3,595
Stockbrokers	304	325
Wholesale and retail trade	21,912	16,445
Manufacturing	17,372	15,212
Transport and transport equipment	6,289	5,774
Recreational activities	160	244
Information technology	1,870	1,430
Other	35,664	26,766
	217,785	203,237
Individuals
Loans and advances for the purchase of flats under
the Government Home Ownership
Scheme, Private Sector Participation
Scheme and Tenants Purchase Scheme	14,452	13,886
Loans and advances for the purchase of other
residential properties	131,305	125,176
Credit card loans and advances	21,419	20,389
Other	14,431	13,514
	181,607	172,965
Total gross loans and advances for use in Hong Kong	399,392	376,202
Trade finance	52,117	47,555
Gross loans and advances for use outside Hong Kong	136,179	113,814
Gross loans and advances to customers	587,688	537,571

At 31 December 2013, gross loans and advances to customers were up HK$50.1bn, or 9.3%, at HK$587.7bn compared with the end of 2012.

Loans for use in Hong Kong increased by HK$23.2bn, or 6.2%. Lending to industrial, commercial and financial sectors grew by 7.2%. Lending to the property development sector increased by 2.5% while loans to the property investment sector declined by 2.7%. Lending to financial concerns fell by 22.9%, due mainly to repayments. The bank remained a major market participant in Hong Kong Government-organised schemes to support SMEs, which, in part, helped drive growth of 33.2% in lending to the wholesale and retail trade sector and of 14.2% in loans to manufacturing businesses. Lending to the 'Other' sector grew by 33.2%, due mainly to the granting of certain new working capital financing facilities to large corporate customers.

Lending to individuals rose by 5.0% compared with the end of 2012. Against a backdrop of reduced property sector activity and government measures, the bank was able to grow its residential mortgage portfolio by 4.9% compared with the end of 2012. Credit card loans and advances grew by 5.1%, supported by the 5.1% rise in the number of cards in circulation and the 12.9% growth in cardholder spending.

Despite trade activity remaining weak, trade-related lending grew by 9.6% compared with the end of 2012, reflecting Corporate and Commercial Banking's achievement in deepening customer relationships and strengthening its collaboration with its business partners to support trade business in particular on the Mainland.

Loans for use outside Hong Kong increased by 19.7% compared with the end of 2012, driven largely by lending on the Mainland. The mainland loan portfolio increased by 18.6% to HK$61.2bn, underpinned by the expansion of renminbi lending to corporate borrowers. The overall credit quality remained stable.

Financial investments

	At 31 December	At 31 December
Figures in HK$m	2013	2012

Available-for-sale at fair value:
- debt securities	183,344	185,443
- equity shares	27,948	295
- investment funds	48	39
Held-to-maturity debt securities at amortised cost	71,505	67,631
	282,845	253,408

Fair value of held-to-maturity debt securities	72,014	72,716

Treasury bills	91,811	98,262
Certificates of deposit	9,729	11,228
Other debt securities	153,309	143,584
Debt securities	254,849	253,074
Equity shares	27,948	295
Investment funds	48	39
	282,845	253,408
Debt securities:
- listed in Hong Kong	11,709	16,625
- listed outside Hong Kong	48,424	48,166
	60,133	64,791
- unlisted	194,716	188,283
	254,849	253,074
Equity shares:
- listed in Hong Kong	67	65
- listed outside Hong Kong	26,897	6
	26,964	71
- unlisted	984	224
	27,948	295
Investment funds:
- unlisted	48	39
	282,845	253,408

Fair value of listed financial investments	87,320	66,270

Debt securities:
Issued by public bodies:
- central governments and central banks	127,599	128,587
- other public sector entities	27,680	23,638
	155,279	152,225
Issued by other bodies:
- banks	69,189	76,854
- corporate entities	30,381	23,995
	99,570	100,849
	254,849	253,074
Equity shares:
Issued by banks	27,510	6
Issued by corporate entities	438	289
	27,948	295
Investment funds:
Issued by corporate entities	48	39
	282,845	253,408

Debt securities by rating agency designation

	At 31 December	At 31 December
Figures in HK$m	2013	2012

AA- to AAA	187,387	183,420
A- to A+	59,463	61,001
B+ to BBB+	5,714	6,161
Unrated	2,285	2,492
	254,849	253,074

Financial investments include treasury bills, certificates of deposit, other debt securities, investment funds and equity shares intended to be held for an indefinite period of time.

Available-for-sale investments may be sold in response to needs for liquidity or changes in the market environment, and are carried at fair value with the gains and losses from changes in fair value recognised through equity reserves. Held-to-maturity debt securities are stated at amortised cost. Where debt securities have been purchased at a premium or discount, the carrying value of the security is adjusted to reflect the effective interest rate of the debt security taking into account such premium or discount.

Financial investments rose by HK$29.4bn, or 11.6%, compared with the end of 2012. Debt securities investment increased by HK$1.8bn, while equity shares rose by HK$27.7bn due to the reclassification of the bank's investments in Industrial Bank and Yantai Bank from associated companies to available-for-sale financial investments.

Investments were primarily in high-quality debt securities or debt securities guaranteed by governments, reflecting the bank's strategy of identifying quality investment opportunities that enable it to optimise returns while prudentially managing risk. At 31 December 2013, about 99.0% of the group's holdings of debt securities were assigned with investment grade ratings by rating agencies. The unrated debt securities were issued by subsidiaries of investment-grade banks and were guaranteed by their corresponding holding companies. Those notes rank pari passu with all of the respective guarantor's other senior debt obligations. The group did not hold any investments in structured investment vehicles or any sub-prime related assets.

Amounts due from/to immediate holding company and fellow subsidiary companies

The amounts due from/to the bank's immediate holding company and fellow subsidiary companies included in the assets and liabilities balances of the consolidated balance sheet are as follows:

	At 31 December	At 31 December
Figures in HK$m	2013	2012
		(restated)

Amounts due from:
Cash and balances with banks	2,418	1,081
Placings with and advances to banks	15,331	14,294
Financial assets designated at fair value	__	3,446
Derivative financial instruments	607	415
Loans and advances to customers	__	400
Financial investments	__	74
Other assets	23	60
	18,379	19,770

Amounts due to:
Current, savings and other deposit accounts	1,042	871
Deposits from banks	1,117	5,004
Derivative financial instruments	856	657
Subordinated liabilities	11,824	11,821
Other liabilities	460	457
	15,299	18,810

Interest in associates

	At 31 December	At 31 December
Figures in HK$m	2013	2012

Share of net assets	2,062	24,151
Intangible assets	__	29
Goodwill	__	475
	2,062	24,655

Interest in associates fell by HK$22,593m compared with the end of 2012, due mainly to the reclassification of Industrial Bank and Yantai Bank as financial investments during 2013.

Intangible assets

	At 31 December	At 31 December
Figures in HK$m	2013	2012

Present value of in-force long-term
insurance business	7,198	6,003
Internally developed software	378	400
Acquired software	69	51
Goodwill	329	329
	7,974	6,783

Other assets

	At 31 December	At 31 December
Figures in HK$m	2013	2012
		(restated)
Items in the course of collection
from other banks	4,743	5,642
Bullion	4,184	6,576
Prepayments and accrued income	3,519	2,999
Assets held for sale
- repossessed assets	9	16
- other assets held for sale	__	593
Acceptances and endorsements	6,351	5,264
Retirement benefit assets	40	31
Other accounts	3,559	2,036
	22,405	23,157

Current, savings and other deposit accounts

	At 31 December	At 31 December
Figures in HK$m	2013	2012

Current, savings and other deposit accounts:
- as stated in consolidated balance sheet	824,996	769,147
- structured deposits reported as
trading liabilities	34,489	38,113
	859,485	807,260
By type:
- demand and current accounts	74,664	68,071
- savings accounts	526,403	495,880
- time and other deposits	258,418	243,309
	859,485	807,260

Certificates of deposit and other debt securities in issue

	At 31 December	At 31 December
Figures in HK$m	2013	2012

Certificates of deposit and
other debt securities in issue:
- as stated in consolidated balance sheet	8,601	11,291
- structured certificates of deposit
and other debt securities in issue
reported as trading liabilities	1,615	248
	10,216	11,539

By type:
- certificates of deposit in issue	8,601	11,291
- other debt securities in issue	1,615	248
	10,216	11,539

Customer deposits - including current, savings and other deposit accounts, certificates of deposit and other debt securities in issue - stood at HK$869.7bn at 31 December 2013 - a 6.2% rise compared with the end of 2012. Deposits in Hang Seng China also rose by 17.3%, driven mainly by renminbi deposits.

At 31 December 2013, the advances-to-deposits ratio was 67.4%, compared with 65.5% at 31 December 2012.

Trading liabilities

	At 31 December	At 31 December
Figures in HK$m	2013	2012

Structured certificates of deposit and
other debt securities in issue	1,615	248
Structured deposits	34,489	38,113
Short positions in securities and others	26,013	21,492
	62,117	59,853

Other liabilities

	At 31 December	At 31 December
Figures in HK$m	2013	2012

Items in the course of transmission
to other banks	6,987	8,153
Accruals	3,330	3,248
Acceptances and endorsements	6,351	5,264
Retirement benefit liabilities	1,772	2,448
Other	2,027	2,540
	20,467	21,653

Subordinated liabilities

		At 31 December	At 31 December
Figures in HK$m		2013	2012

Nominal value	Description

Amounts owed to HSBC Group undertakings

US$775m	Floating rate
	subordinated loan debt
	due December 2020	6,009	6,007

US$450m	Floating rate
	subordinated loan debt
	due July 2021	3,489	3,488

US$300m	Floating rate
	subordinated loan debt
	due July 2022	2,326	2,326
		11,824	11,821

Representing:
- measured at amortised cost		11,824	11,821

The outstanding subordinated loan debts serve to help the bank maintain a balanced capital structure and support business growth.

Shareholders' funds

	At 31 December	At 31 December
Figures in HK$m	2013	2012
		(restated)

Share capital	9,559	9,559
Retained profits	78,679	59,683
Premises revaluation reserve	14,904	13,790
Cash flow hedging reserve	6	17
Available-for-sale investment reserve
- on debt securities	(113)	(57)
- on equity securities	(1,505)	284
Capital redemption reserve	99	99
Other reserves	1,943	5,124
Total reserves	94,013	78,940
	103,572	88,499
Proposed dividends	4,206	3,824
Shareholders' funds	107,778	92,323

Return on average shareholders' funds	25.4%	22.8%

Shareholders' funds (excluding proposed dividends) grew by HK$15,073m, or 17.0%, to HK$103,572m at 31 December 2013. Retained profits rose by HK$18,996m, mainly reflecting the 2013 profit (including the accounting gain on Industrial Bank) after the appropriation of interim dividends during the year. The premises revaluation reserve increased by HK$1,114m, or 8.1%, mainly reflecting the improved commercial property market during the first half of 2013.

The available-for-sale investment reserve for equity securities recorded a deficit of HK$1,505m compared with a surplus of HK$284m at 2012 year-end, caused mainly by the share price of Industrial Bank being lower at 31 December 2013 than on reclassification as a financial investment on 7 January 2013. Changes in the fair value of the bank's investment in Industrial Bank are recognised in the available-for-sale investment reserve unless the investment becomes impaired. If the investment becomes impaired, the cumulative revaluation deficit would be reclassified from the available-for-sale investment reserve to the income statement. The group will continue to perform an impairment review of its investment in Industrial Bank at each balance sheet date in accordance with the group's accounting policy on impairment of available-for-sale financial assets.

The available-for-sale investment reserve for debt securities recorded a deficit of HK$113mcompared with a deficit of HK$57m at the end of 2012, reflecting the widening of credit spreads of debt securities in the group's investment portfolios. The group assessed that there were no impaired debt securities during the year, and accordingly, no impairment loss has been recognised.

Other reserves decreased by HK$3,181m compared with 2012 year-end, reflecting the recycling of the cumulative foreign exchange and other reserves of Industrial Bank and Yantai Bank to retained profits as a result of their reclassification.

The return on average shareholders' funds was 25.4%, compared with 22.8% for 2012. Excluding the Industrial Bank reclassification, the return on average shareholders' funds was 17.6%, compared with 17.1% for 2012.

There was no purchase, sale or redemption by the bank, or any of its subsidiaries, of the bank's securities during 2013.

Capital management

The Banking (Capital) (Amendment) Rules 2012, effective on 1 January 2013, signified the first phase of the Basel III capital requirements in Hong Kong. The definition of regulatory capital under Basel III is different from that under Basel II which was used at 31 December 2012. The capital disclosures for December 2013 under Basel III are, therefore, not directly comparable with the disclosures for December 2012 prepared on a Basel II basis. Certain comparative figures have not been provided where the current year is the first year of disclosure.

The group uses the advanced internal ratings-based approach to calculate its credit risk for the majority of its non-securitisation exposures. For market risk, the group uses an internal models approach to calculate its general market risk for the risk categories of interest rate and foreign exchange (including gold bullion) exposures and the standardised (market risk) approach for calculating other market risk positions. For operational risk, the group uses the standardised (operational risk) approach to calculate its operational risk.

The basis of consolidation for the calculation of capital ratios under the Banking (Capital) Rules follows the basis of consolidation for financial reporting with the exclusion of subsidiaries which are 'regulated financial entities' (e.g. insurance and securities companies) as defined by the Banking (Capital) Rules. Accordingly, the investment cost of these unconsolidated regulated financial entities is deducted from the capital base.

The tables in subsequent sections show the capital ratios, risk-weighted assets and capital base as contained in the 'Capital Adequacy Ratio' return required to be submitted to the Hong Kong Monetary Authority ('HKMA') by the bank on a consolidated basis as specified by the HKMA under the requirements of section 3C(1) of the Banking (Capital) Rules.

The bank and its subsidiaries maintain a regulatory reserve to satisfy the provisions of the Banking Ordinance and local regulatory requirements for prudential supervision purposes. At 31 December 2013, the effect of this requirement is to restrict the amount of reserves which can be distributed to shareholders by HK$5,440m (31 December 2012: HK$4,866m).

There are no relevant capital shortfalls in any of the group's subsidiaries at 31 December 2013 (31 December 2012: nil) which are not included in the group's consolidation for regulatory purposes.

(a) Capital base

Figures in HK$m	At 31 December 2013
Common Equity Tier 1 ('CET1') Capital
Shareholders' equity	98,068
- Shareholders' equity per balance sheet	107,778
- Unconsolidated subsidiaries	(9,710)

Regulatory deductions to CET1 capital	(41,329)
- Cash flow hedging reserve	(6)
- Changes in own credit risk on fair valued liabilities	(4)
- Reserves arising from revaluation of property1	(20,481)
- Regulatory reserve	(5,440)
- Intangible assets	(401)
- Defined benefit pension fund assets	(33)
- Deferred tax assets net of deferred tax liabilities	(43)
- Valuation adjustments	(180)
- Significant capital investments in unconsolidated financial sector entities	(500)
- Excess AT1 deductions	(14,241)

Total CET1 Capital	56,739

Additional Tier 1 ('AT1') Capital
Total AT1 capital before regulatory deductions	__

Regulatory deductions to AT1 capital	__
- Significant capital investments in unconsolidated financial sector entities	(14,241)
- Excess AT1 deductions	14,241

Total AT1 Capital	__

Total Tier 1 ('T1') Capital	56,739

Tier 2 ('T2') Capital
Total T2 capital before regulatory deductions	22,518
- Term subordinated debt	10,872
- Property revaluation reserves1	9,216
- Impairment allowances and regulatory reserve eligible for inclusion in T2 capital	2,430

Regulatory deductions to T2 capital	(14,241)
- Significant capital investments in unconsolidated financial sector entities	(14,241)

Total T2 Capital	8,277

Total Capital	65,016

1Includes the revaluation surplus on investment properties which is reported as part of retained profits and related adjustments made in accordance with the Banking (Capital) Rules issued by the HKMA.

(b) Risk-weighted assets by risk type

Figures in HK$m	At 31 December 2013

Credit risk	365,077
Market risk	4,293
Operational risk	41,100
Total	410,470

(c) Capital ratios (as a percentage of risk-weighted assets)

The capital ratios on a consolidated basis calculated in accordance with the Banking (Capital) Rules are as follows:

At 31 December 2013

CET1 capital ratio	13.8%
Tier 1 capital ratio	13.8%
Total capital ratio	15.8%

(d) Capital instruments

The following is a summary of the group's CET1 and T2 capital instruments:

At 31 December 2013
CET1 capital instruments issued by the bank
Ordinary shares:
1,911,842,736 issued and fully paid ordinary shares of HK$5 each	HK$9,559m

T2 capital instruments
Issued by the bank:
Subordinated loan due 2020 (nominal value: US$775m)	HK$6,009m
Subordinated loan due 2021 (nominal value: US$450m)	HK$3,489m
Subordinated loan due 2022 (nominal value: US$300m)	HK$2,326m

(e) Additional information

To comply with the Banking (Disclosure) Rules ('BDR'), the following capital information can be found in the Regulatory Disclosures section of our website www.hangseng.com:

• A description of the main features and the full terms and conditions of the group's capital instruments.

• A detailed breakdown of the group's CET1 capital, AT1 capital, T2 capital and regulatory deductions, using the standard template as specified by the HKMA.

• A full reconciliation between the group's accounting and regulatory balance sheets, using the standard template as specified by the HKMA.

Capital base and risk-weighted assets

At 31 December
Figures in HK$m	2012

Core capital:
Paid-up ordinary share capital	9,559

- Reserves per balance sheet	78,940
- Unconsolidated subsidiaries	(8,872)
- Cash flow hedging reserve	(17)
- Regulatory reserve	(4,866)
- Reserves arising from revaluation of property
and unrealised gains on available-for-sale
equities and debt securities	(18,936)

Total reserves included in core capital	46,249

- Goodwill, intangible assets and valuation adjustment	(965)
- 50% of unconsolidated investments	(13,683)
- 50% of securitisation positions and other deductions	(158)
Deductions	(14,806)

Total core capital	41,002

Supplementary capital:
- Term subordinated debt	11,821
- Property revaluation reserves 1	5,894
- Available-for-sale investments revaluation reserves 2	183
- Regulatory reserve 3	303
- Collective impairment allowances 3	46
- Excess impairment allowances over expected losses 4	1,727
Supplementary capital before deductions	19,974

- 50% of unconsolidated investments	(13,683)
- 50% of securitisation positions and other deductions	(158)
Deductions	(13,841)

Total supplementary capital	6,133

Capital base	47,135

Risk-weighted assets
- Credit risk	295,743
- Market risk	2,447
- Operational risk	37,827
336,017

Capital adequacy ratio	14.0%
Core capital ratio	12.2%

Reserves and deductible items

At 31 December
Figures in HK$m	2012

Published reserves	39,152
Profit and loss account	7,097
Total reserves included in core capital	46,249

Total of items deductible 50% from core capital
and 50% from supplementary capital	27,682

1 Includes the revaluation surplus on investment properties which is reported as part of retained profits and adjustments made in accordance with the Banking (Capital) Rules.

2 Includes adjustments made in accordance with the Banking (Capital) Rules.

3 Total regulatory reserves and collective impairment allowances are apportioned between the standardised approach and internal ratings-based approach in accordance with the Banking (Capital) Rules. Those apportioned to the standardised approach are included in supplementary capital. Those apportioned to the internal ratings-based approach are excluded from supplementary capital.

4 Excess impairment allowances over expected losses are applicable to non-securitisation exposures calculated by using the internal ratings-based approach.

Capital ratios at 31 December 2012 on a Basel II basis were compiled in accordance with the Banking (Capital) Rules under the Hong Kong Banking Ordinance.

Liquidity ratio

The average liquidity ratio for the year, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

	2013	2012

The bank and its subsidiaries
designated by the HKMA	34.9%	36.9%

Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

Figures in HK$m	2013	2012
		(restated)

Operating profit	18,410	15,487
Net interest income	(18,604)	(16,946)
Dividend income	(1,014)	(17)
Loan impairment charges	536	386
Impairment loss of intangible assets	13	__
Depreciation	762	762
Amortisation of intangible assets	113	115
Amortisation of available-for-sale investments	67	(47)
Amortisation of held-to-maturity debt securities	1	1
Loans and advances written off net of recoveries	(495)	(633)
Movement in present value of in-force long-term insurance business	(1,195)	(815)
Interest received	22,760	20,086
Interest paid	(4,999)	(4,567)
Operating profit before changes in working capital	16,355	13,812
Change in treasury bills and certificates of deposit
with original maturity more than three months	5,631	(39,942)
Change in placings with and advances to banks
maturing after one month	(3,271)	(11,989)
Change in trading assets	4,705	10,132
Change in financial assets designated at fair value	__	140
Change in derivative financial instruments	(339)	(1,199)
Change in loans and advances to customers	(50,676)	(55,425)
Change in other assets	(1,846)	(10,724)
Change in current, savings and other deposit accounts	55,832	69,290
Change in deposits from banks	(8,019)	5,841
Change in trading liabilities	2,264	141
Change in certificates of deposit
and other debt securities in issue	(2,690)	2,007
Change in other liabilities	3,020	9,737
Elimination of exchange differences
and other non-cash items	4,832	2,228
Cash generated from/ (used in) operating activities	25,798	(5,951)
Taxation paid	(2,696)	(1,954)
Net cash inflow/ (outflow) from operating activities	23,102	(7,905)

(b)        Analysis of the balances of cash and cash equivalents

	At 31 December	At 31 December
Figures in HK$m	2013	2012
		(restated)

Cash and balances with banks	33,294	20,506
Items in the course of collection from other banks	4,743	5,642
Placings with and advances to banks
maturing within one month	62,043	74,552
Treasury bills	22,686	22,090
Certificates of deposit	__	1,310
Less: items in the course of transmission to other banks	(6,987)	(8,153)
	115,779	115,947

Contingent liabilities, commitments and derivatives

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amounts	amounts	amounts

At 31 December 2013

Direct credit substitutes	8,977	8,184	4,807
Transaction-related contingencies	1,821	187	131
Trade-related contingencies	14,922	1,630	922
Forward asset purchases	43	43	43
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not unconditionally cancellable W	28,343	13,947	6,102
- unconditionally cancellable	243,895	77,069	18,813
	298,001	101,060	30,818

Exchange rate contracts:
Spot and forward foreign exchange	537,659	4,414	1,133
Other exchange rate contracts	108,223	3,651	2,570
	645,882	8,065	3,703

Interest rate contracts:
Interest rate swaps	225,524	2,021	626
	225,524	2,021	626

Other derivative contracts	6,122	423	188

WThe contract amounts for undrawn formal standby facilities, credit lines and other commitments to lend with original maturity of 'up to one year' and 'over one year' were HK$3,723m and HK$24,620m respectively.

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amounts	amounts	amounts

At 31 December 2012

Direct credit substitutes	7,259	7,041	3,805
Transaction-related contingencies	1,250	128	54
Trade-related contingencies	11,548	1,181	696
Forward asset purchases	51	51	51
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not unconditionally cancellable	33,261	15,258	6,189
- unconditionally cancellable	247,891	82,049	24,909
	301,260	105,708	35,704

Exchange rate contracts:
Spot and forward foreign exchange	544,790	4,197	728
Other exchange rate contracts	111,945	2,355	1,545
	656,735	6,552	2,273

Interest rate contracts:
Interest rate swaps	230,032	2,121	472
	230,032	2,121	472

Other derivative contracts	4,856	452	143

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance-sheet transactions. The credit equivalent amounts are calculated for the purpose of deriving the risk-weighted amounts. The nominal contract amounts, credit equivalent amounts, risk-weighted amounts and the consolidation basis for the periods indicated were calculated in accordance with the Banking (Capital) Rules issued by the HKMA.

For the above analysis, contingent liabilities and commitments are credit-related instruments that include acceptances and endorsements, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. Those transactions are, therefore, subject to the same credit origination, portfolio management and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts does not represent future liquidity requirements.

Derivative financial instruments are held for trading, designated at fair value, or designated as either fair value or cash flow hedges. The following table shows the nominal contract amounts and marked-to-market value of assets and liabilities by class of derivatives.

	At 31 December 2013		At 31 December 2012
Figures in HK$m	Trading	Hedging	Trading	Hedging

Contract amounts:
Interest rate contracts	193,353	32,249	192,421	37,739
Exchange rate contracts	802,099	3,463	826,210	4,263
Other derivative contracts	9,988	__	17,614	__
	1,005,440	35,712	1,036,245	42,002

Derivative assets:
Interest rate contracts	1,553	109	1,438	59
Exchange rate contracts	4,253	667	3,024	280
Other derivative contracts	64	__	378	__
	5,870	776	4,840	339

Derivative liabilities:
Interest rate contracts	1,348	715	1,292	1,352
Exchange rate contracts	3,019	6	1,419	3
Other derivative contracts	158	__	52	__
	4,525	721	2,763	1,355

The above derivative assets and liabilities, being the positive or negative marked-to-market value of the respective derivative contracts, represent gross replacement costs.

Additional information

1. Statutory accounts and accounting policies

The information in this news release does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2013 ('2013 accounts') which will be delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 24 February 2014.

Disclosures required by the Banking (Disclosure) Rules issued by the HKMA are contained in the bank's Annual Report which will be published on the websites of Hong Kong Exchanges and Clearing Limited and the bank on the date of the issue of this news release.

Except as described below, the accounting policies and methods of computation adopted by the group for this news release are consistent with those described on pages 84 to 103 of the 2012 accounts.

On 1 January 2013, the group adopted the following significant new standards and amendments to standards. The impact of these new standards and amendments are as follow:

•   Amendments to HKAS 1 'Presentation of Financial Statements - Presentation of items of other comprehensive income' require grouping of items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. The group's presentation of other comprehensive income in the consolidated financial statements has been modified retrospectively.

•   HKFRS 10 'Consolidated Financial Statements', HKFRS 11 'Joint Arrangements', HKFRS 12 'Disclosure of Interests in Other Entities', HKAS 27 (2011) 'Separate Financial Statements', HKAS 28 (2011) 'Investments in Associates
     and Joint Ventures' and amendments to HKFRS 10, HKFRS 11 and HKFRS 12 'Transition Guidance' ('Consolidation Standards') are required to be applied retrospectively.

        Under HKFRS 10, there is one approach for determining consolidation for all entities, based on the concepts of power, variability of returns and their linkage. This replaces the approach which applied to financial statements             emphasised legal control or exposure to risks and rewards, depending on the nature of the entity under previous HKAS 27 'Consolidated and Separate Financial Statements' and the Former Standing Interpretations Committee's         Interpretation 12 'Consolidation - Special Purpose Entities' (HK-SIC 12) adopted by HKICPA. The group controls and consequently consolidates an entity when it is exposed, or has rights, to variable returns from its involvement        with the entity and has the ability to affect those returns by exercising its power over the entity. Under HKFRS 11, it places more focus on the investors' rights and obligations than on the structure of the arrangement when        determining the type of joint arrangement with which the group is involved and introduces the concept of a joint operation.

       In accordance with the Transition Guidance, the group reviewed the population of investments in entities as at 1 January 2013 to determine whether entities previously consolidated or unconsolidated have been changed their consolidation status as a result of applying the Consolidation Standards. The review result concluded that the effect of applying the Consolidation Standards was immaterial on the group's consolidated financial statements and no restatements are necessary.

      HKFRS 12 is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including unconsolidated structured entities. The disclosure requirements of HKFRS 12 do not require comparative        information to be provided for periods prior to initial application. The application of HKFRS 12 did not have a material effect on the group's consolidated financial statements.

•   HKFRS 13 'Fair Value Measurement' ('HKFRS 13') establishes a single framework for measuring fair value and introduces new requirements for disclosure of fair value measurements. HKFRS 13 is required to be applied prospectively from the beginning of the first annual period in which it is applied.

       The group has adopted HKFRS 13 since 1 January 2013 with fair values measured according to the standard's requirements for both financial instruments and non-financial instruments. In particular, the group's premises and        investment properties were revalued at market value and taken into account the highest and best use of the property (i.e. the property use that is physically possible, legally permissible and financially feasible) from the        perspective of market participants.

      The disclosure requirements of HKFRS 13 do not require comparative information to be provided for periods prior to initial application. An entity is required to make disclosures for each class of assets and liabilities determined       based on the nature, characteristics, and risks of the asset or liability, and the level into which it is categorised within the fair value hierarchy. The group has provided these disclosures in the notes 36 and 37 to the financial       statements.

•   The Amendments to HKAS 19 'Employee Benefits' require the replacement of interest cost and expected return on plan assets by a finance cost component comprising the net interest on the net defined benefit liability or asset.
     This finance cost component is determined by applying the same discount rate used to measure the defined benefit obligation to the net defined benefit liability or asset. The difference between the actual return on plan assets and the return included in the finance cost component in the income statement will be presented in other comprehensive income. The amendments have been applied retrospectively with comparative figures adjusted accordingly.

For the group

Figures in HK$m	As reported	Adjustment	Restated

Year ended 31 December 2012
Consolidated income statement:
Employee compensation and benefits	(4,137)	(119)	(4,256)
Profit before tax	22,113	(119)	21,994
Tax expense	(2,687)	20	(2,667)
Profit attributable to shareholders	19,426	(99)	19,327
Earnings per share (HK$)	10.16	(0.05)	10.11

Consolidated statement of comprehensive income:
Defined benefit plans:
- actuarial gains on defined benefit plans	605	119	724
- deferred taxes	(100)	(20)	(120)
Other comprehensive income for the year,
net of tax	3,158	99	3,257

•   Amendments to HKFRS 7 'Disclosures - Offsetting Financial Assets and Financial Liabilities' require disclosure of the effect or potential effects of netting arrangements on the entity's financial position. The amendments require disclosure of recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement. The amendments have been applied retrospectively. The application of these amendments did not have a material effect on the group's consolidated financial statements.

2. Comparative figures

As a result of the adoption of the amendments to HKAS 19 'Employee Benefits', certain comparative figures have been adjusted to conform with the current year's presentation and to provide comparative amounts in respect of items disclosed for the first time in 2013.

3. Change in accounting treatment for Industrial Bank Co., Ltd. and Yantai Bank Co., Ltd.

Industrial Bank
On 7 January 2013, Industrial Bank completed a private placement of additional share capital to a number of third parties, thereby diluting the group's equity holding from 12.8% to 10.9%. As a result of this and other factors, the group considers that it is no longer in a position to exercise significant influence over Industrial Bank and it therefore ceased to account for the investment as an associate from that date, giving rise to an accounting gain on the reclassification of Industrial Bank of HK$9,517m in 2013. The accounting gain included the deemed disposal profit on the reclassification of HK$8,454m and the release of deferred tax amounting to HK$1,063m.

The holding in Industrial Bank has since been recognised as a financial investment in the balance sheet of the group, with any subsequent movement in its fair value reflected in accordance with current applicable Hong Kong Financial Reporting Standards. At 31 December 2013, there was a revaluation deficit on the investment in Industrial Bank recorded in the 'available-for-sale investment reserve', reflecting the decline in its fair value below the deemed cost upon reclassification based on the share price on 4 January 2013. The change in fair value of the bank's investment in Industrial Bank is recognised in the available-for-sale investment reserve unless the investment becomes impaired. If the investment becomes impaired, the cumulative revaluation deficit would be reclassified from the available-for-sale investment reserve to the income statement.

The group will continue to perform an impairment review of its investment in Industrial Bank at each balance sheet date in accordance with the group's accounting policy on impairment of available-for-sale financial assets. Dividends from Industrial Bank are recognised in the group's consolidated income statement. This change has been incorporated and reflected in the group's 2013 annual results.

Financial implication of change in accounting treatment on Industrial Bank:-

From 2013 onwards, the reclassification of Industrial Bank and the change in accounting treatment will result in an increase in the group's dividend income, subject to the amount of dividend to be declared by Industrial Bank and a decrease in the share of profit from associates. The share of profit from Industrial Bank was HK$5,199m in 2012.

Since there are significant financial implications as a result of the change in accounting treatment for Industrial Bank, the key financial results and performance metrics are not directly comparable when comparing 2013 with 2012. For the sake of comparison, we have prepared the following key financial results and performance metrics by excluding the accounting gain in 2013 and share of Industrial Bank's profit in 2012.

	As reported			Excluding Industrial Bank reclassification
	Year ended 31 December			Year ended 31 December
	2013	2012	ChangeW	2013	2012	ChangeW

Attributable profit	26,678	19,327	38.0%	17,161	14,472	18.6%
Profit before tax	28,496	21,994	29.6%	20,042	16,795	19.3%
Return on average shareholders' funds (%)	25.4	22.8	2.6pp	17.6	17.1	0.5pp
Return on average total assets (%)	2.4	1.9	0.5pp	1.5	1.4	0.1pp
Earnings per share (HK$)	13.95	10.11	38.0%	8.98	7.57	18.6%

W Change in 'pp' represents change in percentage points.

Yantai Bank

The group's investment in Yantai Bank was equity accounted with effect from January 2009, reflecting the group's significant influence over this associate. On 13 December 2013, Yantai Bank approved an increase in its registered share capital to enable a private placement of additional share capital to a third party, leading to the group's equity holding being diluted from 20% to 15.09%. As a result of this and other factors, the group considers that it is no longer in a position to exercise significant influence over Yantai Bank and ceased to account for its investment as an associate from that date. Thereafter, the holding in Yantai Bank is classified as an available-for-sale financial investment. The loss arising from this reclassification was HK$297m and is reflected in the group's 2013 financial statements. The change in accounting treatment did not have a significant impact on the group income statement for 2013.

4. Property revaluation

The group's premises and investment properties were revalued at 30 November 2013 and updated for any material changes at 31 December 2013 by DTZ Debenham Tie Leung Limited. The valuation was carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of property was market value which is consistent with the definition of fair value under HKFRS 13 'Fair Value Measurement' and takes into account the highest and best use of the property from the perspective of market participants. The highest and best use takes into account the use of the property that is physically possible, legally permissible and financially feasible as described in HKFRS 13. The net revaluation surplus for group premises amounted to HK$2,100m, of which HK$2,103m was credited to the premises revaluation reserve and HK$3m was debited to the income statement. The related deferred tax provision for group premises was HK$350m. Revaluation gains of HK$1,058m on investment properties (excluding the revaluation gain on properties backing insurance contracts) and those under held for sale of HK$133m were recognised through the income statement.

5. Foreign currency positions

Foreign currency exposures include those arising from trading, non-trading and structural positions. The net option position is calculated on the basis of delta-weighted positions of all foreign exchange options contracts. At 31 December 2013, the US dollar ('US$'), Chinese renminbi ('RMB'), Euro ('EUR') and Australian dollar ('AUD') were the currencies in which the group had non-structural foreign currency positions that were not less than 10% of the total net position in all foreign currencies. The group also had a RMB structural foreign currency position, which was not less than 10% of the total net structural position in all foreign currencies.

Figures in HK$m	US$	RMB	EUR	AUD	Other foreign currencies	Total foreign currencies

At 31 December 2013

Non-structural position
Spot assets	176,324	157,293	4,807	20,569	44,217	403,210
Spot liabilities	(154,695)	(137,449)	(7,621)	(26,347)	(32,777)	(358,889)
Forward purchases	287,769	132,637	7,320	13,358	28,817	469,901
Forward sales	(310,493)	(150,555)	(4,610)	(7,658)	(40,072)	(513,388)
Net options position	404	(146)	__	(15)	(215)	28
Net long/(short)
non-structural position	(691)	1,780	(104)	(93)	(30)	862

Structural position	205	37,530	__	__	535	38,270

Figures in HK$m	US$	RMB	EUR	AUD	Other foreign currencies	Total foreign currencies

At 31 December 2012

Non-structural position
Spot assets	160,217	119,957	18,553	50,739	74,895	424,361
Spot liabilities	(144,015)	(112,827)	(10,637)	(50,157)	(47,997)	(365,633)
Forward purchases	301,222	83,737	7,280	8,503	18,791	419,533
Forward sales	(313,787)	(90,096)	(15,227)	(9,028)	(45,669)	(473,807)
Net options position	160	(142)	19	82	(93)	26
Net long/(short)
non-structural position	3,797	629	(12)	139	(73)	4,480

Structural position	205	30,375	__	__	434	31,014

6. Ultimate holding company

Hang Seng Bank is an indirectly held, 62.14%-owned, subsidiary of HSBC Holdings plc.

7. Register of shareholders

The register of shareholders of the bank will be closed on Wednesday, 12 March 2014, during which no transfer of shares can be registered. To qualify for the fourth interim dividend for 2013, all transfers, accompanied by the relevant share certificates, must be lodged with the bank's registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:30 pm on Tuesday, 11 March 2014. The fourth interim dividend will be payable on Thursday, 27 March 2014 to shareholders whose names appear on the register of shareholders of the bank on Wednesday, 12 March 2014. Shares of the bank will be traded ex-dividend as from Monday, 10 March 2014.

8. Code on corporate governance practices

The bank is committed to high standards of corporate governance with a view to safeguarding the interests of shareholders, customers, staff and other stakeholders. The bank has followed the module on 'Corporate Governance of Locally Incorporated Authorised Institutions' under the Supervisory Policy Manual issued by the HKMA and has fully complied with all the code provisions and most of the recommended best practices set out in the Corporate Governance Code contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year ended 31 December 2013.

The Audit Committee of the bank has reviewed the results for the year ended 31 December 2013.

9. Board of Directors

At 24 February 2014, the Board of Directors of the bank comprises Dr Raymond K F Ch'ien* (Chairman), Ms Rose W M Lee (Vice-Chairman and Chief Executive), Dr John C C Chan*, Mr Nixon L S Chan, Dr Marvin K T Cheung*, Ms L Y Chiang*, Mr Andrew H C Fung, Dr Fred Zuliu Hu*, Ms Sarah C Legg#, Dr Eric K C Li*, Dr Vincent H S Lo#, Mr Richard Y S Tang*, Mr Peter T S Wong# and Mr Michael W K Wu*.

* Independent Non-executive Directors
# Non-executive Directors

10. News release

This news release is available on the bank's website www.hangseng.com.

The 2013 Annual Report and Financial Statements, which contains all disclosures required by the Banking (Disclosure) Rules issued by the HKMA, will be published on the websites of Hong Kong Exchanges and Clearing Limited and the bank on the date of issue of this news release. Printed copies of the 2013 Annual Report will be sent to shareholders in late-March 2014.

Media enquiries to:
Walter Cheung                           Telephone: (852) 2198 4020
Ruby Chan                                  Telephone: (852) 2198 4236

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                     Date: 24 February 2014